

people invest in the future

CGI

CGI Group Inc. 2002 Annual Report

At CGI, we have always believed in investing in the future to ensure continued success. From the beginning, the Company has invested in developing a strong corporate culture, based on core values that reflect its approach to business. Today, these values are at the heart of CGI's success. Our value system is the equivalent of our code of ethics; it governs all we do. Our values ensure that we take a long-term view on business issues, and that we serve our clients by building long-lasting partnerships.

Quality

At CGI, quality is both a philosophy and a way of life. CGI is thus committed to total client satisfaction. CGI follows the best management practices to satisfy its clients, to ensure the development of its members and to provide high value to its shareholders.

Partnership

CGI fosters long-term and strong relationships with clients. Since clients value our service, our members show empathy towards them, endorse client objectives and work as a responsible team to deliver expected results.

Intrapreneurship and sharing

CGI's success is based on the competence, commitment and enthusiasm of its members. CGI members are empowered to share their know-how, to grow their individual and collective expertise and capabilities, and to work in a team spirit to create synergies, bringing the best of CGI to our clients. Consequently, we foster a climate of innovation and provide the right tools to access subject matter experts, to exchange with other members and bring to our clients our best practices, infrastructure and the right resources for success.

Respect

CGI recognizes the richness that different cultures bring to the company and encourages all its members to respect, honour and welcome this diversity, while embracing the corporate culture.

Objectivity and integrity

CGI and its members exercise the highest degree of independent thinking in selecting the products, services and solutions they recommend to clients with due regard to the highest values of quality, objectivity and integrity, meaning honesty, goodwill and respect among members and for client organizations. Consequently, strict rules of business and professional conduct are applied. CGI does not accept any fees from suppliers.

Financial strength

CGI and its members manage the affairs and investments of the company to generate superior profitability and return on investment. In doing so, CGI delivers high financial performance which sustains growth, rewards our people and shareholders and allows us to continuously improve services and business solutions to the benefit of our clients.

Responsible corporate citizen

CGI contributes to the economic, social and cultural development of those communities in which it operates. It supports its members in these activities.

Corporate profile

Founded in 1976, CGI is the largest Canadian independent information technology (IT) services firm and the fourth largest in North America, based on its headcount of close to 15,000 professionals. CGI provides end-to-end IT services and business solutions to some 3,000 clients from more than 60 offices worldwide, utilizing a highly customized, cost efficient delivery model that combines its on-site and off-site operations.

Our mission

The mission of CGI is to help its clients with professional services of outstanding quality, competence and objectivity, delivering the best solutions to fully satisfy client objectives in information technology, business processes and management. In all we do, we foster a culture of partnership, intrapreneurship and integrity, building a world-class IT and business process outsourcing (BPO) company.

Our vision

CGI's vision is to be a world-class IT and BPO leader helping clients win and grow.

Our positioning

CGI strives to be recognized by its clients, its members and its shareholders as one of the top five pure players in IT and business process services. CGI is achieving its vision by concentrating on its core competencies and by building its critical mass predominantly in Canada, the United States and Europe to better serve its clients, both locally and internationally.

Our services

CGI provides the consulting, implementation and operations services that companies need to turn their corporate strategy into reality. CGI specializes in a flexible and personalized approach to solving its clients' IT challenges.

Consulting

CGI acts as a trusted advisor to its clients, providing a full range of IT and management consulting services, including IT strategic planning, business process engineering and systems architecture.

Systems integration

CGI provides implementation services covering the full scope of today's enterprise IT environment, integrating different technologies, to create IT systems that respond to clients' strategic needs. In addition to its expertise at working with leading technologies and software applications, CGI provides customized application development services leveraging its ISO 9001 and SEI CMM certified methodologies and the option of economies from offshore development.

Management of IT and business functions (outsourcing)

Clients delegate entire or partial responsibility for IT or business functions in order to achieve significant savings and access the best information technology, while retaining control over strategic IT functions. These contracts, typically for five to 10 years and renewable, provide revenue visibility and support performance stability. Services provided as part of an outsourcing contract may include facilities management (data centers, call centers, network and desktop services), application maintenance and support, development and integration of new projects and applications, as well as business process services including functions such as document management, finance and accounting administration or insurance policy administration.



Targeted Verticals

Contract Types

Geographic Markets

Governments 15%

Manufacturing, retail and distribution 15%

Telecommunications 25%

Utilities and services 3%
Healthcare 1%
Financial services 41%

Management of IT and business functions (outsourcing) 72%

Systems integration and consulting 28%

International 7%

US 20%

Canada 73%



2,169.6

1,560.4

1,407.8 1,423.1

740.6

98 99 00 01 02

Revenue
in millions of dollars



0.36

0.37

0.30

0.27

0.18

98 99 00 01 02

Earnings per share before
amortization of goodwill (cash EPS)
in dollars



10,400

9,300

7,500

7,000

6,500

98 99 00 01 02

Contract backlog
in millions of dollars

Serge Godin Chairman and Chief Executive Officer
Paule Doré Executive Vice-President and Chief Corporate Officer
Daniel Rocheleau Executive Vice-President and Chief Business Engineering Officer
André Imbeau Executive Vice-President and Chief Financial Officer
Michael Roach President and Chief Operating Officer
André Nadeau Executive Vice-President and Chief Strategy Officer



Dear Shareholders:

In fiscal 2002, amidst some of the most challenging economic conditions experienced in years, we continued to invest and reinvest in positioning CGI for long-term growth as a leading global player. We expanded our size, geographic presence, capabilities and client base, and we are proud to have met our targets in fiscal 2002. We delivered $2.2 billion in revenue or 39% growth over fiscal 2001, and $135.8 million in net earnings representing 51% growth over last year's comparable cash net earnings. We delivered $177.4 million in cash flow from operations and ended the year with $10.4 billion in contract backlog and one of the strongest balance sheets in our sector. In fact, despite these turbulent markets, CGI's financial performance was among the best of its peers.

During fiscal 2002, we made considerable investments that position CGI for even greater success in fiscal 2003 and beyond:
— We spent close to $100 million on innovation—developing and implementing best of breed business processes in each of our business units, and accelerating investments in research and development in order to improve our client offerings by responding to ever changing needs and geographic specificities.
— We invested $25 million in five niche acquisitions that improve our vertical expertise or increase our geographical reach, namely Rapid Application Developers, Myriap, Netplex Systems' retail division, Impletech and Stewart & Stewart Consulting.
— We invested $26 million in a joint venture with Canada Post called Innovapost, an information technology (IT) services company that will meet the needs of The Canada Post Group and potentially those of other postal organizations around the world.
— We continued to develop the future of our Company, through the CGI Leadership Institute, where 265 leaders were trained this year on the CGI Way of doing business.
— We further streamlined operations and improved our cost structure.
— We finalized a new operating structure in the US, the CGI model, which reinforces our ability to maximize our brand and vertical industry expertise in 10 major metropolitan markets.
— We continued our highly disciplined approach to all investments and did not pursue a contract, an acquisition target or geographic expansion unless the potential return on investment met our criteria of accretion.

Like our primary stakeholders—our clients, our employees whom we call members, and our shareholders— we invest in the future. Our balanced offering of end-to-end IT and business process outsourcing (BPO) services and strong financials position us well for fiscal 2003 and beyond.

Three-year strategic plan
As a result of a globalization of the markets and continued pressure on the economy, organizations are carefully assessing how to maximize the return on their IT dollars and investments in general. Pro-active high-level

management teams are increasingly realizing the numerous benefits achieved through outsourcing their IT and business process functions. In addition to cost savings, they are recognizing that outsourcing is a solution which gives them access to state-of-the-art technology and provides their employees with unequaled career opportunities. They can invest in their future by partnering with CGI.

We are investing to capitalize on this trend. This year, we completed our latest three-year strategic and operating plan, involving every stakeholder group of CGI in the process. We did not make any fundamental change to the way we do business as the process confirmed that the CGI Way, our management and business framework, should continue to provide the guiding principles for how we manage the business.

The three-year plan focuses on realizing CGI's vision—to be a world-class IT and BPO leader helping clients win and grow. We will provide our clients with quality and value, our members with challenging opportunities to grow and we will generate solid returns for our shareholders. Our objective is to achieve double-digit growth over each of the next three years in order to be a $3.5 billion company by fiscal 2005, while achieving ongoing financial improvement.

We are highly focused on realizing our vision. Working together with our team of nearly 15,000 members and with our leaders in each of the 60 business units worldwide, our priority is on execution. Our four pillars of growth, two that drive organic growth initiatives and two that shape our acquisition program, have served us well over the years and will continue to help us achieve our growth objectives. However, we will increase our emphasis on organic development and further optimize the business-unit level acquisition process.

Regarding our key business segments:
— We will continue to aggressively grow our presence in Canada to maintain our leadership position. We will pursue new outsourcing opportunities and acquire additional niche companies, in a market that remains largely untapped. We have made excellent progress in the government sector and we have set for ourselves the objective of becoming the premier provider to federal and local governments in Canada and beyond.
— In the US, where the market for systems integration and IT and BPO services is the largest in the world, CGI is making great strides in building brand recognition in the financial services, manufacturing/retail/distribution, healthcare and government sectors. CGI will accelerate its business development efforts in 10 large metro markets in nine states where business unit leaders can build our reputation and vertical expertise locally. Additionally, we remain active in our search for niche and large acquisitions that will enhance our offering or increase our critical mass.
— In Europe, our emphasis will be on leveraging the critical mass we are building in the UK and France. We are focused on our business fundamentals—achieving profitable growth, concentrating on the

financial services and government verticals and building our base of trans-Atlantic clients. Acquisitions remain an important component of our growth here as well.

— The market for BPO is growing very fast and provides many opportunities for CGI, as these services often are centered around or supported by IT services. We will leverage our current BPO capabilities including administrative services, enterprise services, payment services and customer relationship management, and pursue niche acquisitions to enhance or add capabilities in order to become a recognized player in North America for functional business process outsourcing with high IT content. We will place a special emphasis on delivering BPO services to the financial services sector, where we have a large client base that will see CGI's business processing as a logical extension to existing services.

Importantly, we continue to build on the strong bridges that exist between our members and operations in North America, Europe and India. This international network is core to CGI's ability to provide clients with the seamless delivery of their IT and business processing services which may include on-site, off-site, near-shore and offshore components. We have seen acceleration in the demand for our near-shore delivery and have only begun to realize the benefits of our offshore, Indian delivery centers of expertise. We believe that the flexibility of our delivery model is unique to CGI and remains a strong competitive advantage.

Thank you

CGI's success is a reflection of the investment and hard work of our members over the last 27 years, aimed at strengthening our fundamentals and implementing the CGI Way throughout our organization. While current market conditions may be more challenging, we have seen this cycle many times since inception and it is thanks to our members that we continue to grow. Additionally, we would like to thank Board members who left us this year, Mr. Satish Sanan and Mr. Charles Sirois, as well as a Board member who will not stand for reelection, namely Mr. Yvan Allaire, for their time and contribution, and wish them the best.

Our pipeline of opportunities for growth is as robust as ever and we are confident that the investments we have made in our positioning will allow us to achieve the goals and the objectives of our new three-year strategic plan. We thank you for your investment in our future—we realize it is your future too.

Sincerely,

Signed   Signed

Serge Godin   Michael Roach
Chairman and   President and
Chief Executive Officer   Chief Operating Officer

Member Nick Coleman, Director
Client Project Blue Mountain, sponsored by Lloyd's of London, London, UK
Sector Financial Services
Service Consulting, systems development and integration



Project Blue Mountain, whose primary sponsor is Lloyd's of London, partnered with CGI in an innovative project to dramatically improve the internal efficiency of the global commercial lines insurance market. Project Blue Mountain supports the electronic exchange of risk and claim information between brokers and carriers in both the US and the UK. The Project Blue Mountain operating platform will interface directly with the client's front and back office systems and radically reduce the long-standing, high costs of transactions and administration between businesses.

Insurance carriers will benefit from increased speed of delivery, reliability and ease of use. Brokers could spend up to 20% less time on administration and logistics. As technology partners, CGI delivered the Project Blue Mountain applications and application architecture to budget and plan, incorporating the latest technological standards.

When Project Blue Mountain set out to select a business partner for this innovative product, it needed a collaborator with extensive experience in systems integration as well as in-depth insurance industry knowledge. Ashok Gupta, Chief Executive Officer, Project Blue Mountain, stated, "CGI's flexibility, quality of delivery and the personal commitment of its people have helped us build this exceptional new venture from the ground up in an extremely short timeframe."

Member Heather MacDonald, Director, Consulting
Client Innovapost Inc., Ottawa, Canada
Sector Utilities
Service Full IT outsourcing



Canada Post Corporation delivers 37 million pieces of mail each day to more than 30 million Canadians and nearly one million Canadian businesses. In May 2002, recognizing the need to focus on technology to grow its business and assure Canadians of the fastest delivery and highest quality standards, Canada Post joined forces with CGI to create Innovapost, a jointly-owned IT services company providing a complete range of IT services to The Canada Post Group. This investment in technology will strengthen Canada Post's business position by creating a flexible, service-oriented organization that delivers state-of-the-art IT solutions to Canada Post's commercial customers and potentially to postal organizations around the world.

Partnering with CGI to create Innovapost also benefits Canada Post by allowing it to consolidate many IT suppliers into one, while drawing on CGI's proven track record of providing IT outsourcing services to large clients. "Through Innovapost, Canada Post is able to implement the world-class IT processes and technologies required in today's highly competitive postal environment, while focusing on value creation and future growth," stated Philippe Lemay, Canada Post's Executive Vice-President, Business Development. "In doing so, we are enhancing our customer service, expanding our product line and improving the economies of our business."

Member Marcel Doyon, Vice-President, Business Process Services
Client GrafTech International Ltd., Wilmington, Delaware, USA
Sector Manufacturing
Service Business process outsourcing



GrafTech International Ltd. is one of the world's largest manufacturers and providers of high quality natural and synthetic graphite and carbon based products and services. Recently, GrafTech set out to improve its finance and administration operations, seeking to reduce costs and reengineer financial processes through worldwide standardization and shared service centers.

CGI's team of finance and administration business process services experts offered an innovative, customized solution as well as a delivery model based on best practices integration, commitment to service levels, and CGI service centers in Canada, Europe and Mexico. It also offered guaranteed savings in less time than GrafTech could have achieved internally.

Moreover, in addition to optimizing transactional activities, CGI has become one of the first business process outsourcers to contribute analytical support such as cost accounting and general accounting, including financial statements preparation.

Gil Playford, Chairman and Chief Executive Officer of GrafTech, commented, "This strategic partnership is fundamental to our transformation initiatives and consistent with previously announced cost reduction activities. Our experience with CGI in the information technology area has clearly demonstrated the superior quality and efficiency benefits we can realize when we deploy these types of outsourcing solutions. This arrangement will enable us to dedicate proportionally more resources to value-added core business activities."

Gisèle Gagné Vice-President, Quality and Methodologies
Julie Creed Vice-President, Investor Relations
Pierre Vinet Senior Vice-President, Leadership Program
Cindy Lipomanis Vice-President, Corporate Communications
Luc Lacharité Vice-President, Public Affairs
John Foreman Vice-President, Corporate Marketing
Anne-Marie Doin Vice-President, Human Resources

>> The CGI Way is the cornerstone of the Company's approach to business. It applies to how CGI interfaces with clients, and to the relationship between its members and their managers. The same approach and philosophy also apply to CGI's relationship with its shareholders. In 2001, the Company launched its own corporate university, the CGI Leadership Institute, in order to help share the CGI Way with its managers. Members of the Corporate Services team play a key role in sharing this unique set of values.



Succeeding, the CGI Way

Every third year, through an extensive planning process, the leaders of CGI's 60 business units (BUs) agree on a new three-year plan and every spring, they review and discuss operational plans for the coming year. Once the direction and priorities have been agreed upon and set, each BU manages its operations in an autonomous, yet closely aligned fashion. Based on CGI's business model, all BUs are aligned with a market-driven approach and BU leaders are empowered and take responsibility for results. The model has been developed in such a way as to ensure that the Company and its leaders always balance the needs of their three primary stakeholder groups, namely clients, members (employees) and shareholders.

The role of BU leaders, in fact, is quite similar to that of a chief operating officer in any corporation. BU leaders are given the means to, and are accountable for, achieving earnings and revenue growth, and ensuring the satisfaction of clients, as well as members employed in their unit. Their retribution reflects their level of success in ensuring the satisfaction of these two groups. Business units carry out formal and regular client satisfaction appraisal. Also, CGI conducts an annual survey of members with the same purpose. These feedback tools support our managers in continuously improving quality of service and in delivering results, while ensuring that client and member satisfaction remains top of mind throughout the Company.

BU leaders are expected to develop local business opportunities, build strong, long-term relationships with clients and members and be present in their communities as ambassadors of CGI. The systematic application of this model has been at the heart of our success over time, and one of its key attributes is that it takes into account local market requirements while bringing to the local level the management expertise, skill set and solutions of the entire organization.

In order to succeed, however, such a decentralized model requires the careful application of a management system, our Management Foundation (see page 17), to maintain cohesiveness and a strong sense of direction. This is why, over the years, the Company has implemented the CGI Way, which is comprised of a set of best-of-breed management practices and processes aimed at ensuring consistency across the organization. A quality-based continuous improvement process is also embedded in these practices.

The foundation of the CGI Way is our total commitment to ensuring that our operations are managed with strict adherence to our processes and that they receive their annual ISO 9001 certification on this basis. The CGI Way applies both to how we interface with clients, through the Client Partnership Management Framework, and to the relationship between our nearly 15,000 members and their managers, through the Member Management Framework. The same approach and philosophy also apply to our relationship with shareholders, through our Shareholder Management Framework.

The Client Partnership Management Framework ensures that CGI and client representatives apply appropriate project management techniques and tools while managing relationships between all parties involved in any given project.

The Member Management Framework is aimed at fostering rich exchanges based on respect, leading to fulfilling relationships between our members and their managers. Our processes, through extensive communication programs, ensure that all members benefit from several opportunities to interact with their managers, in both structured and informal venues. This is aimed at one overriding objective: to support the evolution and development of our members and provide them with constant career challenges.

Immediately after the closing of an acquisition or an outsourcing contract, the first step that CGI takes is to implement its management frameworks within the acquired operations. Over the years, it has been clearly demonstrated that BUs where the CGI Way has been applied consistently over long periods of time are the ones with the strongest performance. Such units consistently show higher rates of client and member satisfaction, and have higher revenue and earnings growth.

The backbone of the learning process at our Company is the CGI Leadership Institute, which is our own corporate university, where these best-of-breed practices are shared. Our leaders and executives are the ones who deliver this training, which demonstrates the importance CGI places on the sharing of our knowledge. The CGI Way is our knowledge base, and it represents a compendium of collective management experience that our leaders have amassed over some 27 years, which we make available to all our members.

At CGI, we believe in getting better at what we do, and we have been working at it for almost 27 years. We also believe in the potential of each individual to become a better professional, and over the years we have built the CGI Way to help our members in this process. Such was the dream of the Company's founders, and this vision will remain the engine of our growth for many years to come.

Signed

Paule Doré
Executive Vice-President and
Chief Corporate Officer


CGI Management Foundation
Mission, Values, Quality Policies, Strategic Directions & Plans
Governance Policies & Frameworks, HR Policies & Organizational Model
Business Unit Processes
Shareholder Partnership Management Framework
Client Partnership Management Framework
Member Partnership Management Framework
Proposal
Contract
Management Plan
Delivery
Closing
Technology Management
TIER 1
Application Management
TIER 2
System Integration & Development
TIER 3
Business Process Management
TIER 4
CMM Level 5
- Integration
- Performance Management
- Career Planning/ Development
Information and Expectation Management
Quality Measurement: Satisfaction Assessment Program
Client
Member
Shareholder

Gilles Godbout Senior Vice-President, Services to Financial Cooperatives
Eva Maglis Senior Vice-President, Integrated Technology Management, Greater Montreal Area
Luc Pinard President, European Operations
Mark Stuart Senior Vice-President, Operations Integration
John G. Campbell Senior Vice-President, Business Development, Services to BCE

Len Watson Senior Vice-President, Systems Integration and Consulting, Greater Toronto Area
Claude Marcoux Senior Vice-President, Quebec City
Michael Feldstein Senior Vice-President, IS/IT Services, Services to BCE
Pierre Turcotte Senior Vice-President, Greater Montreal Area
Paul Biron Senior Vice-President and General Manager, Services to BCE
Joseph I. Saliba President, US and Asia Pacific, and Business Process Services



>> Based on CGI's model, all business units are aligned with a market-driven approach; leaders are empowered and take responsibility for results. CGI's model has been developed in such a way as to ensure that the Company and its leaders always balance the needs of CGI's three primary stakeholder groups, namely clients, members and shareholders. Some of our leaders are shown in this photo.



André Bourque Senior Vice-President and Chief Legal Officer
David Anderson Senior Vice-President and Corporate Controller
Michel Garneau Vice-President, Administrative Services
Robert Dufresne Vice-President and Chief Information Officer
Jacques Roy Senior Vice-President, Finance and Treasury
Tony Wright Vice-President, Engagement Assessment Services

>> The financial management team spearheads risk mitigation at CGI. One of this team's primary objectives has always been to protect the interests of CGI and its stakeholders, while taking measured risks consistent with the entrepreneurial culture of a fast growing company.



Risk management, the CGI Way

As part of its day-to-day operations, CGI, like any corporation its size, faces a number of challenges that may impede its ability to achieve its stated objectives. These issues may fall within any of the following categories: operational, financial, contractual, technological, legal, or other. While we cannot control market conditions or the emergence of business related risks not known today, we have long since developed an approach to business that has helped us successfully manage operations and provided the foundation for our growth. Our objective, throughout the years, has been to protect the interests of CGI and its stakeholders, while taking measured risks consistent with the entrepreneurial culture of a fast growing company.

While CGI operates as a decentralized company, the finance function is the single area that remains fully centralized, under the authority of the chief financial officer. From a business standpoint, this means that various CGI executives need to approve the filing of bids and closing of contractual agreements, based on the financial value of such projects. In all we do, we maintain the highest standards of disclosure and transparency and our processes ensure a continuous flow of information to the board of directors and audit committee.

CGI provides services to clients through systems integration, consulting and IT and business process outsourcing projects. Each project faces a unique set of challenges throughout its life cycle, and the role of our business unit managers is to deliver services to the satisfaction of our clients while maintaining operational and other risks to a minimum. To support them in this endeavor, CGI has built a corporate team of experienced IT managers whose mandate is to monitor the evolution of all client projects above a certain revenue threshold.

This group, referred to as our Engagement Assessment Services (EAS) team, is composed of individuals who each have well over 20 years of hands-on experience in the management of complex IT projects and operations around the world. The role of our EAS group is to provide an independent assessment of the risk of non-performance in projects, to recommend corrective measures as appropriate and, generally, to monitor and report on the ongoing evolution of client projects. As an independent party reporting to the CFO and not directly involved in the operations, this team is well positioned to provide business units with a "second opinion." Its overall mission is to ensure that CGI's experience and best practices are applied to all bids and contractual engagements, as per the Company's management frameworks.

CGI's approach to financial management is conservative and we are averse to credit risk, which may help explain why we have always maintained a solid balance sheet with limited debt. Our foreign exchange risk policy requires us to initiate a hedging strategy if our risk level reaches a given percentage of our revenue. In all we do, we apply straightforward strategies and avoid complex financial engineering.

CGI's long-term client relationships are based on mutually beneficial partnerships. In order to succeed, these need to be structured from clear, well-defined contractual agreements. Our legal team has therefore developed a legal framework that includes standard contractual agreement forms, which are used and customized by our business units as they enter into a contract. Generally, our legal team focuses on practicing preventative law, rather than addressing legal issues once they have materialized.

As part of its real estate portfolio and supplier relations management, the Company has elected to rent, rather than own, facilities and office space in order to direct financial resources toward its growth. However, to the extent possible, leasing terms are made to coincide with the terms of the contracts for which these facilities are used.

Since CGI manages mission critical IT functions on behalf of its clients, it is of vital importance that services be provided without interruption and according to the highest standards. CGI has therefore developed extensive risk mitigation processes in regard to its IT infrastructure, including areas such as virus protection and disaster recovery plans.

As explained in the preceding section, over the years CGI has developed a well-defined approach to business which is codified under our ISO 9001 certified processes. Ever since inception, our quality methodology has been governing our operations. This is the way we do business; it is the CGI Way.

Signed

André Imbeau
Executive Vice-President and
Chief Financial Officer

Years ended September 30
(in thousands of dollars except
per share amounts)

financial highlights

	2002	2002	2001	2000	1999	1998	1997	COMPOUND ANNUAL GROWTH 1997-2002
	US$[1]	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	%
Financial Performance								
Revenue	1,381,919	2,169,613	1,560,391	1,423,080	1,407,790	740,588	231,916	56.4
EBITDA[2]	196,911	309,150	219,346	168,219	212,609	100,992	25,124	65.2
EBITDA margin[2]	14.2%	14.2%	14.1%	11.8%	15.1%	13.6%	10.8%	
EBIT[3]	147,863	232,145	163,624	123,319	165,986	71,090	16,965	68.7
EBIT margin[3]	10.7%	10.7%	10.5%	8.7%	11.8%	9.6%	7.3%	
Earnings before amortization of goodwill	86,496	135,799	89,924	73,542	99,906	43,166	9,210	71.3
Basic per share[4]	0.23	0.36	0.30	0.27	0.37	0.18	0.06	43.1
Net earnings	86,496	135,799	62,789	55,666	83,816	34,828	7,765	77.2
Basic per share[4]	0.23	0.36	0.21	0.21	0.31	0.15	0.05	48.4
Net earnings under US GAAP[5]	84,387	132,488	46,215	53,864	86,184	35,702	6,125	84.9
Basic per share under US GAAP[4][5]	0.22	0.35	0.15	0.20	0.64	0.28	0.08	34.3
Cash flow from operating activities	113,024	177,447	174,002	67,550	76,510	150,447	8,418	84.0
Financial Position								
Total assets	1,447,102	2,300,892	2,028,669	928,555	866,489	744,930	154,143	71.7
Shareholders' equity	1,119,255	1,779,615	1,503,114	677,301	563,055	474,247	72,271	89.8
Net book value per share[4]	2.97	4.72	5.02	2.50	2.10	2.02	0.46	59.3
Working capital	126,490	201,119	110,625	164,624	97,556	63,956	16,935	64.0
Current ratio	1.56:1	1.56:1	1.30:1	1.87:1	1.40:1	1.24:1	1.30:1	
Total bank indebtedness	–	–	25,000	30,000	46,200	1,073	34,822	
Total bank debt/equity ratio	0.00:1	0.00:1	0.02:1	0.04:1	0.08:1	0.00:1	0.48:1	

	FISCAL 2002				FISCAL 2001			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$	CDN$
Quarterly Financial Results								
Revenue	571,860	553,355	531,901	512,497	461,907	398,495	370,031	329,958
Earnings before amortization of goodwill	35,524	36,476	33,187	30,612	27,272	24,312	22,198	16,142
Basic per share[4]	0.09	0.10	0.09	0.08	0.08	0.08	0.08	0.06
Net earnings	35,524	36,476	33,187	30,612	19,821	17,340	15,206	10,422
Basic per share[4]	0.09	0.10	0.09	0.08	0.06	0.06	0.05	0.04
Cash flow from operating activities	51,499	69,809	28,585	27,554	15,634	101,863	16,132	40,373

(1) Canadian dollar amounts for the period ended September 30, 2002, have been translated into US dollars solely for the convenience of the reader. Statement of earnings and statement of cash flows figures have been translated at the average rate for the year (CDN$1.57 = US$1.00), and balance sheet figures at the September 30, 2002 rate (CND$1.59 = US$1.00).

(2) EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian generally accepted accounting principles (GAAP), EBITDA as presented may not be comparable to similarly titled measures of other companies. EBITDA margin represents EBITDA amount over revenue.

(3) EBIT represents earnings before interest and income taxes. EBIT is presented before amortization of goodwill. EBIT margin is EBIT over revenue.

(4) Adjusted for 2-for-1 stock splits effective August 12 and December 15, 1997, as well as May 21, 1998, and January 7, 2000.

(5) Reconciliation between US and Canadian GAAP is provided in Note 16 to the Consolidated Financial Statements.

Note: CGI's policy is to reinvest earnings into its expansion rather than pay dividends.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Roadmap

This management's discussion and analysis of financial position and results of operations ("MD&A") should be read in conjunction with the Consolidated Financial Statements of the Company's fiscal years 2002, 2001 and 2000 and the notes beginning on page 42 of this annual report. The Company's accounting policies are in accordance with Canadian generally accepted accounting principles ("GAAP") of the Canadian Institute of Chartered Accountants ("CICA"). These differ in some respects from GAAP in the United States ("US GAAP"). The fiscal 2002, 2001 and 2000 results are reconciled to US GAAP in Note 16 to the Consolidated Financial Statements. All dollar amounts are in Canadian dollars unless otherwise indicated.

Corporate overview

Headquartered in Montreal, CGI's operations are organized along geographic lines with three strategic business units: Canada and Europe, US and Asia Pacific and Business Process Services, along with Corporate Services. CGI provides end-to-end information technology ("IT") services in six economic sectors: financial services, telecommunications, manufacturing/retail/distribution, governments, utilities and services, as well as healthcare. Some 72% of the Company's business is in the management of IT and business functions (outsourcing), and 28% in systems integration and consulting ("SI&C").

CGI and its affiliated companies employ 14,600 people serving some 3,000 clients from more than 60 offices located around the world. The Company provides end-to-end IT services and business solutions to its clients, including IT facilities management through a network of state-of-the-art data centers in Canada (Montreal, Toronto and Regina), in the US (Phoenix) and in the UK (Basingstoke). CGI also has applications maintenance and development centers in India (Mumbai and Bangalore).

Business acquisitions

In fiscal 2002, CGI completed the acquisition of five niche companies (through the purchase of all shares, except in two cases where the assets were acquired) and invested to create a joint venture with Canada Post Corporation ("Canada Post").

On April 2, 2002, CGI acquired Albany-based Rapid Application Developers Inc. ("RAD"), one of the region's largest software development firms. At the time of the acquisition, RAD had 36 employees serving government clients and generated US$4.2 million in revenue annually. The price paid was approximately $6.5 million (US$4.0 million).

On May 3, 2002, CGI signed a shareholders' agreement which finalized the terms and conditions of a new jointly-owned IT services company, Innovapost Inc. ("Innovapost"), with Canada Post as the majority owner (51%) and CGI owning 49%. Innovapost will provide all IT services to Canada Post, its affiliated companies, and potentially to other postal organizations worldwide. Innovapost began generating revenue in July 2002 and expects to achieve total revenue of approximately $200 million in its first year, approximately $400 million by year three and approximately $3.5 billion over 10 years. This contract added approximately $1.75 billion to CGI's backlog over a 10-year period.

On June 3, 2002, CGI closed the acquisition of Netplex Systems Inc.'s retail division ("Netplex"), which served over 240 retail customers including Macy's, Toys "R" Us and Value City, with retail solutions that focus on warehouse management, store system integration and distribution. Forty professionals located in the state of Oklahoma joined CGI. CGI paid a cash consideration of approximately $6.9 million (US$4.4 million) for the acquisition.

On June 3, 2002, CGI completed the acquisition of electronic solutions provider Myriap Inc. ("Myriap"), for a cash consideration of approximately $3.3 million, which provided CGI with deeper knowledge in the transactional Web space. Some 60 professionals located in Montreal and Toronto joined CGI.

On June 12, 2002, CGI closed the acquisition of Stewart & Stewart Consulting Inc. ("Stewart & Stewart"), with annual revenue of approximately $4 million. The Edmonton-based company added geographic information systems and resource-based systems knowledge with its 35 professionals supplying services primarily to the Alberta government, under an existing outsourcing contract. CGI paid a cash consideration of approximately $3.3 million for Stewart & Stewart.

On July 9, 2002, CGI completed the acquisition of privately held IMPLETECH International Inc. ("Impletech") with annual revenue valued at $5 million. Impletech offered SI&C services within the manufacturing sector with a focus on enterprise resource planning (ERP) implementation. Twenty professionals, located mostly in Toronto, joined CGI. Impletech served over 100 clients in the automotive, food and beverage, pharmaceutical and industrial/electronic sectors. CGI paid approximately $1.4 million for Impletech.

Large contracts

On October 1, 2001, Fireman's Fund Insurance Company ("Fireman's Fund"), a subsidiary of Allianz AG of Munich, and CGI finalized a 10-year IT outsourcing agreement valued at US$380 million. As part of the agreement, CGI provides Fireman's Fund with IT support services to some 80 locations across the United States. Also, CGI took over the client's Phoenix-based, 40,000 square foot, state-of-the-art data center. On October 2, 2002, Fireman's Fund Interstate Insurance Group, a division of Fireman's Fund, and CGI announced the signing of a nine-year outsourcing contract valued at US$13 million for the provision of infrastructure services.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

This contract is an addition to the outsourcing agreement signed on October 1, 2001.

Other significant developments
On December 20, 2001, CGI successfully closed its public offering of Class A subordinate shares in Canada announced on December 3, 2001. CGI sold 11,110,000 Class A subordinate shares of the Company at a price of $11.25 per share, for net proceeds of $119.5 million, to a syndicate of investment dealers. The net proceeds of the offering were added to CGI's general funds and used to finance its development activities, including the funding of large outsourcing contracts and acquisitions, and for other general corporate purposes.

Also, in the second quarter of fiscal 2002, the Company sold two of its subsidiaries located in Japan and Australia, for a cash consideration of approximately $10.4 million with no resulting gain.

In May 2002, the Company signed a memorandum of understanding for a 10-year outsourcing agreement valued at $80 million with IT services provider League Data Limited ("League Data"). CGI plans to manage League Data's banking environment and build a new browser-based front-end solution. Shareholders of League Data approved the entering into contract negotiations with the Company, which are still in process.

In June 2002, Satish Sanan retired from his position as Vice-Chairman, Executive Vice-President, US Business Engineering, and Board Director.

In October 2002, Charles Sirois, Chairman and Chief Executive Officer of Telesystem Ltd, resigned from CGI's Board. Mr. Sirois had served as a member of the Board since 1998.

Performance overview
Fiscal 2002 marked the 26th consecutive year of revenue growth for CGI. Revenue grew to $2,169.6 million, up from $1,560.4 million in fiscal 2001 and $1,423.1 million in fiscal 2000. Earnings before depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets were $309.2 million, compared with $219.3 million in fiscal 2001 and $168.2 million in fiscal 2000. Net earnings amounted to $135.8 million ($0.36 basic and diluted earnings per share), against earnings before amortization of goodwill ("cash net earnings") of $89.9 million ($0.30 basic and diluted cash earnings per share) and net earnings of $62.8 million ($0.21 basic and diluted earnings per share) in fiscal 2001 and to cash net earnings of $73.5 million ($0.27 basic and diluted cash earnings per share) and net earnings of $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in fiscal 2000. The net margin (i.e. net earnings over revenue) was 6.3%, compared with 4.0% in 2001 and 3.9% in 2000.

The balance sheet remained strong as at September 30, 2002, with $104.2 million in cash and cash equivalents, $1.78 billion of shareholders' equity and $8.5 million in long-term debt, solely related to capital leases.

Preparation of Consolidated Financial Statements
In an ongoing review of new or more precise interpretation of various accounting pronouncements and to maintain its conservative accounting practices, CGI made modifications or revisions to its financial statements and accompanying notes. As a result of these modifications or revisions, there was no impact on the net earnings or cash provided by operating activities of the Company. Following are the most significant reclassifications:

a) *Amortization of incentives related to outsourcing contracts*
During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, *Accounting for consideration given by a vendor to a customer*, by the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF"). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services, selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively, and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively (see Note 5 to the Consolidated Financial Statements).

b) *Foreign currency translation adjustment*
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment results in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

c) *Accounts receivable and deferred revenue*
During the year ended September 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

d) *Goodwill and integration liability*

During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMRglobal Corp. ("IMRglobal") was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Comparison of operating results for the years ended September 30, 2002, and September 30, 2001

Revenue

	YEAR ENDED SEPTEMBER 30, 2002	PERCENTAGE CHANGE VS 2001	YEAR ENDED SEPTEMBER 30, 2001
(in '000 of Canadian dollars)	$	%	$
Revenue	**2,169,613**	39.0	1,560,391

Revenue for fiscal 2002 increased 39.0% to $2.17 billion, from $1.56 billion in the previous year. Year-over-year organic growth of 9.9% was driven by a combination of new client wins, notably with Fireman's Fund in the US and Canada Post in Canada, as well as contract renewals and add-on projects from existing clients. External revenue growth was 29.1% and was primarily attributable to the full 12-month contribution of the IMRglobal acquisition, completed in July 2001.

2002 revenue mix

In fiscal 2002, the revenue mix by contract type, geographic market and targeted vertical was as shown below.

Long-term outsourcing contracts represented 72% of the Company's total revenue, including 15% from business process services, while project oriented systems integration and consulting ("SI&C") work represented 28%. Geographically, clients in Canada represented 73%; clients in the US represented 20%; and all other regions, 7%. Year-over-year, a notable change in the mix by client geography is in the increasing proportion of revenue coming from outside Canada. In fiscal 2001, clients in Canada represented 77%; US represented 17% and all other regions, 6%.

Another noteworthy year-over-year change is the revenue distribution by targeted vertical. Revenue from clients in the financial services sector remained strong, representing 41% of revenue; while telecommunications represented 25%; manufacturing, retail and distribution (MRD), 15%; governments, 15%; utilities and services, 3%; and healthcare, 1%. Over fiscal 2002, CGI has grown its presence in the financial services, government, and utilities and services verticals but the telecommunications revenue, while consistent in absolute dollars, has declined as a percentage of total revenue from 33% in fiscal 2001, to 25% in 2002.

Throughout fiscal 2002, demand for outsourcing services remained strong across all of the Company's key geographic markets, namely Canada, the US and Europe. However, demand for SI&C services was weaker in the US and in France, and the Company does not expect the demand for these services to increase significantly before 2004.

Please see discussion of revenue, which follows in the section entitled *Segmented information* of this MD&A.



Contract Types (%)

A. Management of IT and business functions (outsourcing) 72%

B. Systems integration and consulting 28%



Geographic Markets (%)

A. Canada 73%
B. US 20%
C. International 7%



Targeted Verticals (%)

A. Financial services 41%
B. Telecommunications 25%
C. Manufacturing, retail and distribution 15%
D. Governments 15%
E. Utilities and services 3%
F. Healthcare 1%

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Operating expenses

(in '000 of Canadian dollars)	YEAR ENDED SEPTEMBER 30, 2002 $	PERCENTAGE CHANGE VS 2001 %	YEAR ENDED SEPTEMBER 30, 2001 $
Total operating expenses	**1,860,463**	38.7	1,341,045

The costs of services, selling and administrative expenses totaled $1,842.9 million in fiscal 2002, or 84.9% of revenue, compared with $1,328.5 million, or 85.1% of revenue in fiscal 2001. Research expenses amounted to $17.6 million in fiscal 2002 compared to $12.6 million in 2001. During fiscal 2002, the Company continued to invest in the $50.0 million Strategic Investment Program announced in fiscal 2000. The purpose of this program is to support client oriented initiatives, development of the Company's proprietary solutions and implementation of new technologies. The Company's efforts are aimed at assisting its clients in meeting their growing and diversified needs.

Total operating expenses, including expenses associated with research, were $1,860.5 million or 85.8% of revenue, a slight improvement from 85.9% in fiscal 2001.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")[1]
EBITDA in fiscal 2002 increased 40.9% to $309.2 million, compared with $219.3 million in the previous year. The EBITDA margin improved to 14.2%, compared with 14.1% in the previous year. The improvement was driven by synergies from additional outsourcing contracts, tight expense controls applied across the Company, as well as contribution from acquisitions made during the year.

Depreciation and amortization
In fiscal 2002, CGI reported depreciation and amortization of fixed assets of $37.8 million, compared with $32.5 million in the prior year. The increase between fiscal 2002 and fiscal 2001 is reflective of a greater level of fixed asset acquisitions made through either purchases or business acquisitions.

Amortization of contract costs and other long-term assets was $39.2 million in fiscal 2002, an increase compared to $23.2 million in fiscal 2001, as a result of increased contract costs associated with the delivery of large outsourcing contracts with the Confédération des caisses populaires et d'économie Desjardins du Québec ("Desjardins"), Laurentian Bank of Canada ("Laurentian Bank"), Fireman's Fund and Canada Post, the purchase of two enterprise

license agreements in the second half of the fiscal year 2002, and to a lesser extent, the closing of five niche acquisitions (see further detailed discussions in the "Review of balance sheets" section of this MD&A).

Earnings before interest, income taxes and amortization of goodwill ("EBIT")
EBIT increased to $232.6 million in fiscal 2002, compared to $162.1 million in fiscal 2001. The EBIT margin (i.e. EBIT over revenue) was 10.7% in fiscal 2002, compared to 10.4% in the previous year.

Interest
Interest on long-term debt decreased to $2.4 million from $4.2 million in fiscal 2001, as a result of a decrease in the average debt and capital leases held during the year. In fiscal 2002, interest expense was related mainly to the Libor advance debt of US$20 million. In fiscal 2001, such expense stemmed mainly from a loan contracted in the course of a large outsourcing contract and an acquisition.

Income taxes
The effective income tax rate in fiscal 2002 was down to 41.6% compared with 44.5% in fiscal 2001. The decrease in CGI's tax rate compared with last year reflects a reduction in the significance of the tax losses incurred by the Company's foreign subsidiaries, compared with the earnings before income taxes, as well as a 2.0% reduction in the Canadian combined federal and provincial statutory tax rates.

Amortization of goodwill, net of income taxes
Effective October 1, 2001, CGI stopped recording goodwill amortization based on the new CICA Handbook recommendations, discussed in the section "Critical Accounting Policies" further in this MD&A. As such, current net earnings and earnings before amortization of goodwill ("cash net earnings") for periods before October 1, 2001, are equivalent. For purposes of clarity and ease of comparison, CGI compares net earnings to cash net earnings figures in year-over-year comparisons.

Net earnings
Net earnings in fiscal 2002 increased 51.0% to $135.8 million, or 6.3% of revenue, against comparable cash net earnings of $89.9 million or 5.8% of revenue and net earnings of $62.8 million or 4.0%, in the previous fiscal year. Basic and diluted earnings per share of $0.36 in fiscal 2002 were up from basic and diluted cash earnings per share of $0.30 and from basic and diluted earnings

---

1   EBITDA represents earnings before depreciation and amortization, interest and income taxes. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to service and incur debt. EBITDA should not be considered by an investor as an alternative to operating income or net earnings, as an indicator of operating performance or of cash flows or as a measure of liquidity. Because EBITDA is not a measurement determined in accordance with Canadian GAAP, EBITDA as presented may not be comparable to similarly titled measures of other companies.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

per share of $0.21 reported in fiscal 2001. This increase in earnings per share takes into account a 26.0% year-over-year increase in the weighted average number of shares outstanding. The weighted average number of shares outstanding increased year-over-year primarily as a result of the issuance of shares as part of the acquisition of IMRglobal in late July 2001. The increase in net earnings and higher earnings per share year-over-year reflects, in part, the fact that the Company no longer records goodwill amortization.

Pro forma net earnings

Under the Stock option plan, had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, the Company's pro forma net earnings, basic and diluted earning per share would have been $131.7 million, $0.35 and $0.35 respectively, for the 12-month period ended September 30, 2002.

Segmented information

CGI has three strategic business units ("SBU"): Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"), along with Corporate Services. CGI evaluates each SBU's performance and reports segmented information according to this structure (see Note 12 to the Consolidated Financial Statements). The highlights for each segment in fiscal 2002 are detailed below:

	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001
(in '000 of Canadian dollars)	$	$
Revenue		
Canada and Europe	1,823,995	1,345,538
US and Asia Pacific	309,683	178,566
BPS	93,461	74,735
Intersegment elimination	(57,526)	(38,448)
Total revenue	2,169,613	1,560,391
Earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill		
Canada and Europe	283,409	203,678
US and Asia Pacific	(4,784)	(18,636)
BPS	17,295	14,193
Corporate expenses and programs	(63,775)	(35,611)
Total earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill	232,145	163,624

In fiscal 2002, revenue from the Canada and Europe SBU was $1,824.0 million, up 35.6% over revenue of $1,345.5 million

posted in fiscal 2001. Revenue from the US and Asia Pacific SBU was $309.7 million, up 73.4% over revenue of $178.6 million in fiscal 2001. Revenue reported by the BPS SBU was $93.5 million, up 25.2% from $74.7 million in the previous fiscal year.

EBIT for the Canada and Europe SBU was $283.4 million in fiscal 2002, up 39.1% year-over-year. In the US and Asia Pacific SBU, there was a loss before interest, income taxes and amortization of goodwill of $4.8 million, an improvement of 74.2% over last year when the loss was $18.6 million. The BPS SBU reported EBIT of $17.3 million, up 21.8% from the $14.2 million reported last year.

Canada was a major contributor to CGI's growth throughout fiscal 2002. CGI's position as a leading end-to-end IT services provider in this market, coupled with numerous strong client relationships and high customer satisfaction ratings, fueled strong growth. Revenue was driven by a combination of IT and business process outsourcing and SI&C contracts wins, renewals and add-on projects. Growth in revenue, without a corresponding increase in overhead, resulted in good margin contribution. New contract wins in the government vertical were strong throughout the year and provided good growth as well.

In Europe, the improvement in results was driven largely by growth in the UK, especially SI&C contract wins. As expected, France was softer, partly because of what is referred to as the Euro hangover—a phenomenon not unlike the slowdown in spending after Year 2000. Planned improvements in France should result in a gradual positive effect year over year.

The US and Asia Pacific operation's growth in revenue was primarily the result of including a full year of activities from the US operations of IMRglobal that had been acquired on July 27, 2001 and for which only two months of revenue was included in the results of 2001. The EBIT improved significantly from a loss of $18.6 million to a loss of $4.8 million for the current year. The significant driver for the improvement was the integration of the existing operations of the Company with the activities of the recent US acquisitions, primarily IMRglobal. As well, several outsourcing contracts were initiated in the US during the year, leveraging the Company's near-shore and offshore delivery model which takes advantage of the lower cost delivery services in Canada and India.

Overall, US operations improved as a result of a greater push towards a global operational model and adherence to CGI's standard management ratios. During the year, the integration of US operations was completed under a global operations structure headed by Michael Roach, Chief Operating Officer, which presents additional opportunities for synergies.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

In the US outsourcing space, CGI continued to better position itself to propose and win large IT and business process outsourcing contracts. CGI's current outsourcing contracts with US clients have been growing and today represent 56% of the business generated in the US. CGI's long-term objective is to generate 75% of its US business from outsourcing. CGI believes it has made progress in building a presence and brand as an outsourcer in the US market place, and in leveraging synergies with Canadian and global operations. The Company's strength and advantage are in the mid-tier or middle market where contracts range between $50 million and $200 million per year, a segment where interest in outsourcing is growing.

CGI was affected negatively by the continued softness in the US market and the weak demand for SI&C services. The Company does not expect the SI&C business in the US to return with any degree of strength before fiscal 2004, but does expect that its US operations will see a gradual improvement in margins.

In fiscal 2002, the BPS SBU delivered a solid performance, realizing renewals with its overall roster of clients. Among fiscal 2002 achievements for the BPS SBU was the successful implementation of the first phase of a document management services contract with Arbella Insurance in the third quarter, as well as the signing in the fourth quarter of a 10-year, US$36 million business process outsourcing contract with US-based GrafTech International Ltd. (formerly UCAR International Inc.), an existing IT outsourcing client of CGI. The Company's credentials as a provider of business process services continue to grow and its BPS offering continues to be well received by its client base, especially in the insurance sector.

Comparison of operating results for the years ended September 30, 2001, and September 30, 2000

Revenue

	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000
(in '000 of Canadian dollars)	$	%	$
Revenue	1,560,391	9.6	1,423,080

In fiscal 2001, revenue increased marginally by 9.6% to $1,560.4 million, from $1,423.1 million in fiscal 2000, as a result of numerous acquisitions completed during the year. In fiscal 2001, long-term outsourcing contracts represented 69% of total revenue and systems integration and consulting contracts were 31% of total revenue.

In fiscal 2001, CGI implemented a dynamic acquisition strategy aimed at acquiring both niche and large IT companies. As a result of this, the Company acquired nine companies and took an equity position in four such entities, which together contributed $216.5 million in incremental revenue. Also, in fiscal 2001, CGI signed several large IT outsourcing contracts, which contributed significantly to its revenue growth. Among the most important contributors, CGI's operating results benefited from a five-month contribution related to the contract with Desjardins, as well as a three and a half month contribution related to its agreement with Laurentian Bank. In addition, the Company benefited from contracts with Allianz (effective February 7, 2001) and Sun Life (effective January 4, 2001).

In fiscal 2000, the Company benefited from a 12-month contribution of its contract with Bell Mobility, as well as from its DRT Systems International and DRT Systems International L.P. (jointly, "DRT") acquisition, effective July 1, 1999. These revenue gains were partially offset by Bell Canada's reduction in IT budgets, compounded by an industry-wide slowdown in IT spending related to the Year 2000 phenomenon.

Operating expenses

	YEAR ENDED SEPTEMBER 30, 2001	PERCENTAGE CHANGE VS 2000	YEAR ENDED SEPTEMBER 30, 2000
(in '000 of Canadian dollars)	$	%	$
Total operating expenses	1,341,045	6.9	1,254,861

The costs of services, selling and administrative expenses totaled $1,328.5 million in fiscal 2001, or 85.1% of revenue, compared with $1,244.9 million, or 87.5% of revenue in fiscal 2000. This reduction in the operating expenses to revenue ratio in fiscal 2001 was achieved by lower overhead costs in the US and Europe units resulting from the improvements in the utilization of CGI's IT members, synergies from the integration of the business acquisitions and outsourcing contracts, the revenue contribution of IMRglobal and other acquired companies. Also, the Company's participation in the Quebec government's refundable tax credits on salaries program which the Company benefits from, as a result of its future relocation to E-Commerce Place in Montreal, contributed to decrease the ratio. Total operating expenses, including expenses associated with research, were $1,341.0 million or 85.9% of revenue, an improvement from 88.2% in fiscal 2000.

Earnings before depreciation and amortization of fixed assets, amortization of contract costs and other long-term assets, interest and income taxes ("EBITDA")

EBITDA in fiscal 2001 increased 30.4% to $219.3 million, compared with $168.2 million in fiscal 2000. In fiscal 2001, the EBITDA margin improved to 14.1%, compared with 11.8% in the previous year.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Depreciation and amortization

In fiscal 2001, CGI reported depreciation and amortization of fixed assets totaling $32.5 million, compared with $26.4 million the year before. The increase in fiscal 2001 was the result of the acquisition of fixed assets related to the Desjardins contract, as well as other asset purchases acquired through the acquisition of nine companies, and the four joint ventures in which CGI acquired interests. In fiscal 2000, depreciation and amortization of fixed assets was lower, partly as a result of the fact that only two acquisitions were made.

In fiscal 2001, amortization of contract costs and other long-term assets totaled $23.2 million, compared with $18.5 million in fiscal 2000. The amounts of amortization of contract costs and other long-term assets against the revenue were of $10.3 million and $3.5 million for 2001 and 2000, respectively. Amortization of contract costs and other long-term assets increased as a result of costs incurred for the delivery of large outsourcing contracts with Desjardins, Laurentian Bank and Sun Life, among others. The year-over-year increase in the amortization of this charge is also reflective of integration costs incurred on these new outsourcing contracts, as well as the value assigned to the client contracts of acquired businesses.

Earnings before interest, income taxes and amortization of goodwill ("EBIT")

EBIT was $163.6 million in fiscal 2001, up 32.7% over fiscal 2000 EBIT of $123.3 million. The EBIT margin improved to 10.5% in fiscal 2001, compared with 8.7% in fiscal 2000.

Interest

Interest on long-term debt increased to $4.2 million from $3.6 million in fiscal 2000. In fiscal 2001, interest expense was related mainly to a loan contracted in the course of a large outsourcing contract and an acquisition. In fiscal 2000, such expense stemmed mainly from a full year of outstanding long-term debt relating to the acquisition of DRT.

Income taxes

The effective income tax rate before amortization of goodwill was 44.5% in fiscal 2001, compared with 40.5% in fiscal 2000, despite a 2.0% decrease in the combined federal and provincial statutory rates. In fiscal 2001, the Company recorded additional valuation allowances relating to the tax benefit on losses incurred in the US and certain international operations.

Net earnings

Net earnings in fiscal 2001 increased 12.8% to $62.8 million ($0.21 basic and diluted earnings per share) compared with $55.7 million ($0.21 basic and $0.20 diluted earnings per share) in the previous fiscal year. In fiscal 2001, the net margin (i.e. net earnings over revenue) improved to 4.0%, compared with 3.9% in fiscal 2000.

Review of balance sheets—fiscal year-ends 2002 and 2001

A discussion follows on line items of the balance sheet for which there were significant variances over last year.

Assets at the end of fiscal 2002 were $2,300.9 million, compared with $2,028.7 million at the end of fiscal 2001, representing an increase of 13.4%. Most asset items increased over the previous fiscal year, the major one being contract costs and other long-term assets, as well as cash and cash equivalents.

In fiscal 2002, accounts receivable were higher than the previous year by $9.0 million primarily due to an increase in the refundable tax credits on salaries related to E-Commerce Place for $5.9 million that are included in the accounts receivable balance. This tax credit receivable balance was excluded from the calculation of the Company's collection period for accounts receivable and work in progress. Days of sales outstanding ("DSO") at the end of fiscal 2002 were 50 days, compared with 67 days at the end of the last fiscal year. The DSO calculation subtracts the deferred revenue from the accounts receivable and work in progress balances. The year-over-year decrease in DSO is a reflection of the IMRglobal acquisition that was made late in fiscal 2001 for which its revenue stream was accounted over a period of only two months in 2001. Excluding the impact of the IMRglobal acquisition, DSO for CGI at the end of fiscal 2001 would have been 57 days.

The year-over-year increase of $14.1 million in work in progress is primarily a result of unbilled revenue as at September 30, 2002, for work performed on certain outsourcing contracts but not yet billed as per contract specifications.

Fixed assets increased by $22.0 million despite a depreciation and amortization charge of $37.8 million during fiscal 2002. The main components of this increase were an investment for the development of a new software designed for CGI's internal use along with the capitalization of the installation costs for the new offices located at E-Commerce Place in Montreal. The balance of the increase in fixed assets was a result of purchases made during the normal course of business.

Contract costs and other long-term assets were up by $161.3 million compared with last September 30, 2001. This increase is largely reflective of outsourcing contracts signed with Fireman's Fund and with Canada Post. The 10-year contract signed with Fireman's Fund on October 1, 2001, added $56.0 million to contract costs, as an incentive granted to the client. In the Canada Post contract, the amounts booked to contract costs comprised, firstly, an amount of $26.0 million for CGI's investment in its share of the joint venture

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Innovapost, and secondly, an additional $26.0 million which CGI paid to Canada Post as an incentive for the creation of the joint venture and the signing of a 10-year outsourcing contract. Additionally, in the last quarter of fiscal 2002, an incentive of $15.7 million was paid pursuant to an outsourcing agreement with a Canada Post subsidiary, and was recorded with contract costs and other long-term assets.

Also in the increase of contract costs and other long-term assets are two five-year license agreements for certain software that will be used in the delivery of services to the Company's outsourcing clients ($32.3 million). Other items were also added to the contract costs in fiscal 2002 during the normal course of business, including costs for the development of software or software acquired to provide long-term outsourcing services to clients; future income tax adjustments related to the Company's contracts with Fireman's Fund and with Innovapost ($25.1 million); and the value of various contracts acquired through acquisitions. These additions to contract costs and other long-term assets were offset by a total amortization charge of $62.8 million during the year. The amortization of the incentives included in the contract costs against revenue for 2002 represented $23.6 million.

Total short and long-term future income tax assets decreased by $5.8 million over last year, largely as a result of the reduction of the integration provision balance (described in Note 9 to the Consolidated Financial Statements), and due to the differences between the carrying and the tax values of the fixed assets.

Goodwill was up by $14.9 million at the end of fiscal 2002. Goodwill denominated in US dollars, UK pounds and Euros are translated using the year-end currency exchange rate. The exchange rate variances between the Canadian dollar and these other currencies resulted in a $2.6 million increase in the goodwill between September 30, 2001, and September 30, 2002. Adjustments were made to certain goodwill balances relating to acquisitions made during the 2001 fiscal year (see Note 9 to the Consolidated Financial Statements). In addition, an $8.0 million decrease in goodwill resulted from the sale of the Japanese and Australian operations. Finally, $23.0 million of goodwill was recorded as a result of acquisitions made during the year.

Total liabilities of the Company were $521.3 million. The most significant variances were within the long-term future income tax liability, and the accounts payable and accrued liabilities.

Accounts payable and accrued liabilities decreased by $33.6 million compared to September 30, 2001, largely as a result of the usage of the acquisition and integration liabilities of companies acquired in 2001, the most significant being IMRglobal which decreased during the last 12 months by $18.3 million. Also, accounts payable and accrued liabilities as at September 30, 2001, included IMRglobal accounts payable, which were assumed as part of the acquisition on July 27, 2001, and paid subsequent to the end of the year.

Deferred revenue was up by 20.5% at the end of fiscal 2002. This reflects payments from several clients in advance of the work being performed.

For fiscal 2002, income taxes payable were up $6.1 million over last year receivable balance of $979,000, as a result of an increase in the profitability of CGI's Canadian operations compared to fiscal 2001.

The short and long-term portions of the future income tax liabilities were up $55.3 million of which $29.6 million resulted from contract costs and other long-term assets capitalized in the year. Another $18.4 million was recorded as a result of the difference between the tax and carrying values of contract costs and other long-term assets. Finally, another $4.8 million was credited in respect to the tax credits on salaries that had been accrued at year-end.

Deferred credits and other long-term liabilities decreased by $9.7 million in fiscal 2002 as a result of the following factors. First, incentives granted to Desjardins and Laurentian Bank in fiscal 2001 were used during fiscal 2002. Also, additions to deferred credits for new incentives granted, in the form of rebates, as part of the Fireman's Fund outsourcing contract for $23.7 million in the first quarter of 2002, and the discount granted to a Canada Post subsidiary for $15.7 million in the last quarter of 2002, increased the balance but were offset by the portion used by these clients, totaling $6.8 million in fiscal 2002. The remaining variance in this account is related to the change in the US currency rate that affected the US dollar portion of the deferred credits.

Shareholders' equity increased by $276.5 million between September 30, 2001 and September 30, 2002.

A portion of the increase comes from the net earnings of $135.8 million recorded during fiscal 2002. The capital stock balance increased as well between the two dates, resulting from the public issuance of 11,110,000 shares on December 20, 2001, for net proceeds of $119.5 million, which was discussed earlier in the "Other significant developments" section.

Foreign currency translation adjustment increased by $10.5 million in the year reflecting the currency exchange rate differences for CGI's self-sustaining foreign subsidiaries. The Canadian currency rate vis-à-vis the US dollar increased to 1.5810 at September 30, 2002, from 1.5712 at September 30, 2001. The UK pound increased from 2.3105 at September 30, 2001, to 2.4705 at September 30, 2002, and the Euro increased from 1.4497 at September 30, 2001, to 1.5494 at September 30, 2002.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Analysis of financial condition and cash flows

Cash and cash equivalents on September 30, 2002 were up by $58.2 million or 126.5% over September 30, 2001. As at September 30, 2000, this balance represented $49.3 million. The drivers of the September 30, 2002, increase compared to September 30, 2001, and the decrease between September 30, 2001, and September 30, 2000, are explained below.

	YEAR ENDED SEPTEMBER 30, 2002	YEAR ENDED SEPTEMBER 30, 2001	YEAR ENDED SEPTEMBER 30, 2000
(in '000 of Canadian dollars)	$	$	$
Cash provided by operating activities	177,447	174,002	67,550
Cash provided by (used for) financing activities	92,894	(15,821)	(11,176)
Cash used for investing activities	(215,603)	(157,751)	(50,331)
Foreign exchange gain (loss) on cash held in foreign currencies of self-sustaining subsidiaries	3,475	(3,763)	1,069
Net change in cash and cash equivalents	58,213	(3,333)	7,112

Cash provided by operating activities in fiscal 2002 was similar to the previous year. The Company's net earnings for the year increased by 116.3%, despite higher depreciation and amortization of fixed assets and amortization of contract costs and other long-term assets, but this was offset by higher usage by the outsourcing clients of their rebates by $35.6 million during the period. The net change in non-cash working capital items amount was lower by $40.0 million compared with the 12-month period ended September 30, 2001. The main reasons are the reduction of the integration provision liability provisioned for the IMRglobal acquisition and an increase of work in progress. The use of cash was offset, however, by the increase in the level of prepayments received from outsourcing clients, by an increase of the payable income taxes provision and by an improvement in the DSO by 20 days during the year. The cash provided by operating activities between fiscal 2001 and fiscal 2000 increased by $106.5 million. The change came from the increase by 12.8% in net earnings, along with increases in the depreciation and amortization of fixed assets, in the amortization of contract costs and other long-term assets, in the future income tax balances, and in the variance from the changes in non-cash working capital items. The change in non-cash working capital items was due to an increase in work in progress, which resulted from the increased business volumes, business acquisitions and major outsourcing contracts signed in fiscal 2001. Accounts payable and accrued liabilities increased in the normal course of business.

In fiscal 2000, the net change in non-cash working capital items reflected mainly a decrease in accounts payable and accrued liabilities related to the decrease in the operating expenses year over year.

In fiscal 2002, cash provided by financing activities was $92.9 million, compared with $15.8 million used for financing activities in the prior year. This year-over-year increase of $108.7 million reflects two significant events. On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares at $11.25 per share for net proceeds of $119.5 million. Offsetting in part the cash raised in this offering was the repayment of a US$20 million Libor debt advance in the fourth quarter of fiscal 2002 and payments on capital leases held by the Company. The exercise of stock options during the year also contributed to the increase in cash provided by financing activities. In 2001, the $65.0 million debt repayment was related to the reimbursement of outstanding long-term debt of companies acquired during 2001 (mostly Star Data Systems Inc. and IMRglobal). Offsetting this draw down of the cash balance in fiscal 2001 was an amount of $54.2 million of net proceeds from the issuance of 6.4 million shares. This resulted primarily from the exercise of preemptive rights by two majority shareholders of the Company, pursuant to the IMRglobal acquisition.

Cash used for investing activities was up $57.9 million in fiscal 2002 reflecting investments made during the year as part of large outsourcing contracts signed (mostly Fireman's Fund and Canada Post), including an amount used for the start-up of the joint venture Innovapost, the acquisition of five niche companies and the purchase of fixed assets (mostly the installation costs for the fit-up of the E-Commerce Place in Montreal and the development costs of software that will be used internally). More information on cash used for purchase of fixed assets and contract costs and other long-term assets is discussed in the earlier section, "Review of balance sheets." Cash used for investing activities was offset by proceeds of $10.4 million received in the sale of the Company's Japanese and Australian operations. Additionally, the Company disbursed $20.1 million for five business acquisitions in fiscal 2002, as compared to $141.0 million for 10 business acquisitions along with four joint venture investments in fiscal 2001. The cash used for investing activities in fiscal 2001 totaled $157.8 million up from $50.3 million in fiscal 2000. Business acquisitions had increased to $86.4 million in 2001, up from $18.4 million in fiscal 2000, reflecting the 10 business acquisitions the Company had made, along with four joint venture investments, compared to two business acquisitions in fiscal 2000. The increase in the cash used for contract costs and other long-term assets in fiscal 2001 was a result of the costs incurred as part of the outsourcing contracts signed in fiscal 2001, including those with Desjardins, Laurentian Bank, Sun Life and GrafTech International Ltd.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Liquidity and other financial resources

(in '000 of Canadian dollars)	TOTAL COMMITMENT	AVAILABLE AT SEPTEMBER 30, 2002	OUTSTANDING AT SEPTEMBER 30, 2002	AVAILABLE AT SEPTEMBER 30, 2001	OUTSTANDING AT SEPTEMBER 30, 2001
	$	$	$	$	$
Unsecured revolving credit facility	225,000	222,796	2,204	199,050	25,950
Lines of credit (Bank of Montreal)	25,000	23,342	1,658	23,350	1,650
Lines of credit (BC Central Credit Union)	500	500	–	500	–
Other (SEPT. 30, 2002)	2,471	2,471	–	–	–
(SEPT. 30, 2001)	3,250	–	–	2,350	900

CGI maintains a strong balance sheet and cash position, which together with bank lines are sufficient to support the Company's growth strategy and represent a competitive strength when proposing on outsourcing contracts. If these resources need to be augmented due to the financing requirements related to new large outsourcing contracts or large acquisitions, significant additional cash requirements would likely be financed by the issuance of debt and/or equity securities. At September 30, 2002, cash and cash equivalents were $104.2 million and the total credit facility available amounted to $249.1 million, compared with $225.3 million at the same time in 2001. As a Libor advance of US$20 million was reimbursed during the last quarter of the fiscal year 2002, the financing available under both the unsecured revolving credit facility and available lines of credit with the Bank of Montreal were increased in comparison to September 30, 2001.

The bank credit facility contains certain covenants, which require the Company to maintain certain financial ratios. As at September 30, 2002, and September 30, 2001, the Company met these ratios.

Under a new credit facility closed subsequent to year-end, the Company has access to a $150 million revolving credit facility for the operating activity needs and working capital purposes and to a $265 million three-year term revolving credit facility for financing of acquisitions and outsourcing contracts. The Company has also access to a $25 million uncommitted operating facility for cash management purposes. The $150 million revolving credit facility, at the option of the lenders, can be renewed on an annual basis for an additional year or have, at the initiative of the Company, the balance outstanding on this credit facility locked into a two-year term loan.

Commitments

COMMITMENT TYPES	TOTAL MINIMAL LEASE PAYMENTS DUE UNTIL 2007
(in '000 of canadian dollars)	$
Operating leases	
Rental of office space	742,466
Computer equipment	93,511
Long-term service agreements	57,110

CGI is committed under the term of operating leases with various expiration dates, primarily for rental of premises, computer equipment used in outsourcing contracts and long-term service agreements in the aggregate amount of $893.1 million. Of this total amount, rental of office space represents $742.5 million; computer equipment represents $93.5 million and long-term service agreements, $57.1 million. The increase in the property leases compared to commitments as of September 30, 2001, reflects CGI having entered into a 20-year lease with E-Commerce Place in Montreal. This commitment represents $472.1 million. As part of its relocation to E-Commerce Place, CGI has been receiving provincial tax credits on salaries since May 11, 2000, which are deducted from the costs of services, selling and administrative expenses since then. The Company will be receiving these tax credits, representing up to $12,500 per year for each eligible employee relocated to E-Commerce Place, until fiscal 2010 inclusively. Further details can be found in Note 3 to the Consolidated Financial Statements.

Computer equipment leases are related to hardware leased from manufacturers or financial institutions in the course of business activities. As part of the outsourcing agreements in particular, clients agree to take back the computer equipment in the case of early contract termination.

Critical accounting policies
Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company's revenue is principally derived from outsourcing services.

Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labor hours spent on the contract over the total estimated labor hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Contract costs and other long-term assets
Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license acquisition costs.

Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a) Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives may be granted either in the form of cash payments, issuance of equity instruments, or rebates granted primarily over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b) Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c) Transition costs incurred during the transition period on long-term outsourcing contracts.

Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.

Costs of software licenses include licenses acquired for the purpose of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

Goodwill
Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the CICA Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets*. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see *Contract costs and other long-term assets* described above).

Stock option plan

The Company has a stock option compensation plan, which is described in Note 7 to the Consolidated Financial Statements. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7 to the Consolidated Financial Statements.

Risks and uncertainties

While management is positive about the Company's long-term prospects, the following risks and uncertainties should be considered when evaluating CGI's potential:

The competition for contracts—CGI has a disciplined approach to management of all aspects of its business, with an increasing proportion of its operations codified under ISO 9001 certified processes and in corporate manuals. These processes were developed to help CGI ensure that its employees deliver services consistently according to the Company's high standards and they are based on strong values underlying its client-focused culture. These processes contribute to CGI's high contract win rate and renewal rate. Additionally, the Company has developed a deep strategic understanding of the six economic sectors it targets, and this helps enhance its competitive position. CGI's critical mass and end-to-end IT services have qualified it to make proposals on large IT and business process outsourcing contracts across North America and in Europe.

The long sales cycle for major outsourcing contracts—The average sales cycle for large outsourcing contracts typically ranges from six to 18 months, with some extending to 24 months.

Foreign currency risk—The increased international business volume could expose CGI to greater foreign currency exchange risks, which could adversely impact its operating results. CGI has in place a strategy to protect itself from currency fluctuations, to the extent possible, against foreign currency exposure.

Business mix variations—Following the merger with US-based IMRglobal in July 2001, the greater proportion of SI&C services in CGI's business mix, versus outsourcing, may result in greater quarterly revenue variations. However, CGI's efforts in the US market place are aimed at developing its capability to deliver an end-to-end IT outsourcing offering. As a result of this transition, CGI expects to increase the proportion of its outsourcing business, thus ensuring greater revenue visibility and predictability.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

The availability and cost of qualified IT professionals—The high growth of the IT industry results in strong demand for qualified individuals. Over the years, CGI has been able to successfully staff for its needs thanks to its solid culture, strong values and emphasis on career development, as well as performance-driven remuneration. In addition, CGI has implemented a comprehensive program aimed at attracting and retaining qualified and dedicated professionals and today, the Company is a preferred employer in the IT services industry. CGI also secures access to additional qualified professionals through outsourcing contracts and business acquisitions.

The ability to successfully integrate business acquisitions and the operations of IT outsourcing clients—The integration of acquired operations has become a core competency for CGI, which has acquired a significant number of companies over the past 15 years. The Company's disciplined approach to management, largely based on its ISO 9001 certified management frameworks, has been an important factor in the successful integration of human resources of acquired companies and the IT operations of outsourcing clients. As at the end of fiscal 2002, the vast majority of CGI's operations had received ISO 9001 certification.

The ability to continue developing and expanding service offerings to address emerging business demand and technology trends—CGI remains at the forefront of developments in the IT services industry, thus ensuring that it can meet the evolving needs of its clients. The Company achieves the aforementioned through: its specialization in six targeted economic sectors; its non-exclusive commercial alliances with hardware and software vendors and strategic alliances with major partners; its development of proprietary IT solutions to meet the needs of clients; regular training and sharing of professional expertise across its network of offices; and business acquisitions that provide specific knowledge or added geographic coverage.

Material developments regarding major commercial clients resulting from such causes as changes in financial condition, mergers or business acquisitions—With the exception of BCE Inc., its subsidiaries and affiliates, no one company or group of related companies represents more than 10% of CGI's total revenue. See Note 13 to the Consolidated Financial Statements.

Potential liability if contracts are not successfully carried out—CGI has a strong record of successfully meeting or exceeding client needs. The Company takes a professional approach to business, and its contracts are written to clearly identify the scope of its responsibilities and to minimize risks.

Credit risk concentration with respect to trade receivables is limited due to the Company's large client base—The Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates, namely BCE Inc. Management does not believe that the Company is subject to any significant credit risk. The Company operates internationally and is exposed to market risks from changes in foreign currency rates. Other than the use of financial products to deliver on its hedging strategy, the Company does not trade derivative financial instruments.

Outlook

CGI expects to be able to deliver continued growth in fiscal 2003. The Company's strategy will continue to be based on a balanced mix of its four pillars of growth, namely organic growth through smaller contracts and projects, organic growth through large outsourcing contract wins, acquisitions and equity investments at the business unit level and large acquisitions.

CGI will continue to leverage its flexible outsourcing delivery model in order to secure IT and business process outsourcing contracts. CGI's solid balance sheet and liquidity position represent strength when bidding on acquisitions and large outsourcing contracts. CGI is active in reviewing potential acquisition candidates to increase its critical mass in the US and Europe, particularly the UK. The Company believes that there are many acquisition opportunities available, but remains committed to its financial, operational and cultural criteria, and will not sacrifice these for short term or potential gain.

Based on information known today about current market conditions and demand, and the adjustment made to comply with the EITF 01-9 of the Financial Accounting Standards Board, the Company has provided the following guidance for the fiscal year ending September 30, 2003. This guidance is before the effect of potential large outsourcing contracts or large acquisitions, contributing more than $100 million per year in annual revenue. Base revenue for the year is expected to be between $2.4 billion and $2.6 billion, representing between 11% and 20% growth over fiscal 2002 results. Net earnings per share should be in the range of $0.43 to $0.47.

Margin improvement remains among CGI's most important financial objectives. Improvements during coming quarters will be driven by further synergies from large outsourcing contracts, ongoing integration of acquisitions and a gradual reduction in selling, general and administration expenses.

management's discussion and analysis
of financial position and results of operations
Fiscal year ended September 30, 2002

Forward-looking statements

All statements in this MD&A that do not directly and exclusively relate to historical facts constitute "forward-looking statements" within the meaning of that term in Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements represent CGI Group Inc.'s intentions, plans, expectations, and beliefs, and are subject to risks, uncertainties, and other factors, of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements.

These factors include and are not restricted to the timing and size of contracts, acquisitions and other corporate developments; the ability to attract and retain qualified employees; market competition in the rapidly-evolving information technology industry; general economic and business conditions, foreign exchange and other risks identified in the MD&A in CGI Group Inc.'s Annual Report or Form 40-F filed with the U.S. Securities and Exchange Commission, the Company's Annual Information Form filed with the Canadian securities authorities, as well as assumptions regarding the foregoing. The words "believe," "estimate," "expect," "intend," "anticipate," "foresee," "plan," and similar expressions and variations thereof, identify certain of such forward-looking statements, which speak only as of the date on which they are made. In particular, statements relating to future growth are forward-looking statements. CGI disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements.

Management's Report

The management of the Company is responsible for the preparation and integrity of the financial statements contained in the Annual Report. These statements have been prepared in accordance with accounting principles generally accepted in Canada and necessarily include some amounts that are based on management's best estimates and judgment. Management considers that the statements present fairly the financial position of the Company, the results of its operations and its cash flows.

To fulfill its responsibility, management developed and continues to maintain systems of internal accounting controls and establishes policies and procedures to ensure the reliability of financial information and to safeguard assets. The internal control systems and financial records are subject to reviews by external auditors during the examination of the financial statements.

The Audit Committee of the Board of Directors meets regularly with the external auditors and with management to approve the scope of audit work and assess reports on audit work performed. The financial statements have been reviewed and approved by the Board of Directors on the recommendation of the Audit Committee.

Signed   Signed

Serge Godin   André Imbeau
Chairman and   Executive Vice-President and
Chief Executive Officer   Chief Financial Officer

November 4, 2002

Auditors' Report

To the Shareholders of CGI Group Inc.

We have audited the consolidated balance sheets of CGI Group Inc. as at September 30, 2002 and 2001 and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at September 30, 2002 and 2001 and the results of its operations and its cash flows for each of the years in the three-year period ended September 30, 2002 in accordance with Canadian generally accepted accounting principles.

Signed

Samson Bélair Deloitte et Touche
Chartered Accountants

Montreal, Quebec
November 4, 2002

Consolidated Statements of Earnings

Years ended September 30 — (in thousands of Canadian dollars, except per share amounts)

	2002	2001	2000
	$	$	$
Revenue	**2,169,613**	1,560,391	1,423,080
Operating expenses			
Costs of services, selling and administrative expenses	**1,842,854**	1,328,460	1,244,901
Research	**17,609**	12,585	9,960
	1,860,463	1,341,045	1,254,861
Earnings before the under-noted:	**309,150**	219,346	168,219
Depreciation and amortization of fixed assets	**37,781**	32,536	26,387
Amortization of contract costs and other long-term assets (Note 5)	**39,224**	23,186	18,513
	77,005	55,722	44,900
Earnings before the following items:	**232,145**	163,624	123,319
Interest			
Long-term debt	**2,411**	4,206	3,624
Other	**(2,833)**	(2,664)	(3,768)
	(422)	1,542	(144)
Earnings before income taxes, entity subject to significant influence and amortization of goodwill	**232,567**	162,082	123,463
Income taxes (Note 8)	**96,768**	72,165	49,985
Earnings before entity subject to significant influence and amortization of goodwill	**135,799**	89,917	73,478
Entity subject to significant influence	**–**	7	64
Earnings before amortization of goodwill	**135,799**	89,924	73,542
Amortization of goodwill, net of income taxes (Note 2)	**–**	27,135	17,876
Net earnings	**135,799**	62,789	55,666
Weighted average number of outstanding Class A subordinate shares and Class B shares	**377,349,472**	299,500,350	270,442,354
Basic and diluted earnings per share before amortization of goodwill	**0.36**	0.30	0.27
Basic earnings per share	**0.36**	0.21	0.21
Diluted earnings per share	**0.36**	0.21	0.20

See Notes to the Consolidated Financial Statements.

Consolidated Statements of Retained Earnings

Years ended September 30 — (in thousands of Canadian dollars)

	2002	2001	2000
	$	$	$
Retained earnings, beginning of year, as previously reported	**245,945**	183,156	139,080
Adjustment for change in accounting policy (Note 2)	**–**	–	(11,590)
Retained earnings, beginning of year, as restated	**245,945**	183,156	127,490
Net earnings	**135,799**	62,789	55,666
Share issue costs, net of income taxes (Note 7)	**(3,800)**	–	–
Retained earnings, end of year	**377,944**	245,945	183,156

See Notes to the Consolidated Financial Statements.

Consolidated Balance Sheets

As at September 30 — (in thousands of Canadian dollars)

	2002	2001
	$	$
		(Restated, Note 2)
Assets		
Current assets		
Cash and cash equivalents	104,221	46,008
Accounts receivable (Note 3)	295,191	286,156
Income taxes	–	979
Work in progress	98,904	84,838
Prepaid expenses and other current assets	48,373	48,931
Future income taxes (Note 8)	12,567	17,998
	559,256	484,910
Fixed assets (Note 4)	145,381	123,391
Contract costs and other long-term assets (Note 5)	433,742	272,403
Future income taxes (Note 8)	28,661	29,002
Goodwill	1,133,852	1,118,963
	2,300,892	2,028,669
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	261,509	295,092
Deferred revenue	61,027	50,652
Income taxes	5,128	–
Future income taxes (Note 8)	26,301	21,013
Current portion of long-term debt (Note 6)	4,172	7,528
	358,137	374,285
Future income taxes (Note 8)	93,696	43,705
Long-term debt (Note 6)	4,328	32,752
Deferred credits and other long-term liabilities	65,116	74,813
	521,277	525,555
Shareholders' equity		
Capital stock (Note 7)	1,332,621	1,198,096
Contributed surplus	3,652	211
Warrants and stock options (Note 7)	31,132	35,101
Retained earnings	377,944	245,945
Foreign currency translation adjustment	34,266	23,761
	1,779,615	1,503,114
	2,300,892	2,028,669

See Notes to the Consolidated Financial Statements.

Approved by the Board

Signed   Signed

Serge Godin   André Imbeau
Director   Director

Consolidated Statements of Cash Flows

Years ended September 30 — (in thousands of Canadian dollars)

	2002	2001	2000
	$	$	$
Operating activities			
Net earnings	135,799	62,789	55,666
Adjustments for:			
Depreciation and amortization of fixed assets	37,781	32,536	26,387
Loss on disposal of fixed assets	–	–	1,454
Amortization of contract costs and other long-term assets	62,783	33,460	21,991
Amortization of goodwill	–	28,586	19,153
Deferred credits and other long-term liabilities	(50,021)	(14,442)	–
Future income taxes	35,602	32,589	2,214
Foreign exchange loss (gain)	1,240	4,213	(497)
Entity subject to significant influence	–	(7)	(64)
Net change in non-cash working capital items (Note 11)	(45,737)	(5,722)	(58,754)
Cash provided by operating activities	177,447	174,002	67,550
Financing activities			
Net variation of credit facility	(25,000)	(5,000)	(16,200)
Decrease of other long-term debt	(8,342)	(65,027)	(5,907)
Issuance of shares (Note 7)	131,736	54,206	10,931
Share issue costs (Note 7)	(5,500)	–	–
Cash provided by (used for) financing activities	92,894	(15,821)	(11,176)
Investing activities			
Business acquisitions (net of cash) (Note 9)	(19,866)	(86,393)	(18,395)
Investment in a joint venture (Note 9)	(26,000)	–	–
Investment in an entity subject to significant influence	–	–	(514)
Purchase of fixed assets	(57,199)	(23,993)	(18,090)
Proceeds from sale of subsidiaries (Note 9)	10,365	–	–
Proceeds from sale of fixed assets	–	1,270	845
Contract costs and other long-term assets	(122,903)	(48,635)	(14,177)
Cash used for investing activities	(215,603)	(157,751)	(50,331)
Foreign exchange gain (loss) on cash held			
in foreign currencies of self-sustaining subsidiaries	3,475	(3,763)	1,069
Net increase (decrease) in cash and cash equivalents	58,213	(3,333)	7,112
Cash and cash equivalents at beginning of year	46,008	49,341	42,229
Cash and cash equivalents at end of year	104,221	46,008	49,341

Supplementary cash flow information (Note 11).
See Notes to the Consolidated Financial Statements.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 1. Description of business

CGI Group Inc. (the "Company" or "CGI"), directly or through its subsidiaries, provides a full range of information technology ("IT") services including management of IT and business functions, systems integration and consulting. The Company's primary focus is large-scale systems integration and outsourcing contracts for both private and public sector organizations.

Note 2. Summary of significant accounting policies

The Consolidated Financial Statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"), which differ in certain material respects with US GAAP. Significant differences relevant to the Company are presented in Note 16. Certain comparative figures have been reclassified in order to conform to the presentation adopted in 2002.

Use of estimates
The preparation of the Consolidated Financial Statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenue and expenses during the reporting period. Because of the use of estimates inherent in the financial reporting process, actual results could differ from those estimates.

Principles of consolidation
The financial statements of entities controlled by the Company are consolidated; entities jointly controlled by the Company, referred to as joint ventures, are accounted for using the proportionate consolidation method; the associated company, which the Company had the ability to significantly influence, was accounted for using the equity method.

Revenue recognition
The Company provides two broad ranges of services: outsourcing services (management of IT and business functions) and IT consulting services (systems integration and consulting). The Company's revenue is principally derived from outsourcing services.

Revenue from outsourcing contracts is based on the services performed or information processed during the period in accordance with contract terms and the agreed-upon billing rates applied to the consumed service metrics. In some cases, the Company bills customers prior to performing the service, resulting in deferred revenue which is presented as a current liability in the Consolidated Financial Statements. Reimbursements, including those relating to travel and other out-of-pocket expenses, and other similar third party costs, such as the cost of hardware and software resales, are included in revenue and the corresponding expense is included in costs of services.

For time and materials and level of effort types of contracts, revenue is recognized as the services are provided. For cost-based contracts, revenue is recorded as reimbursable costs are incurred. These types of contracts are generally entered into with customers in the context of IT consulting services.

Revenue on fixed-price contracts is recognized on the basis of the estimated percentage-of-completion of services rendered that reflects the extent of work accomplished. This type of contract is generally entered into for systems integration services. Management estimates the percentage-of-completion by reference to measures of performance that are reasonably determinable and are directly related to the activities critical to completion of the contract. Management measures performance principally based on the labour hours spent on the contract over the total estimated labour hours for the contract. The Company uses this method of revenue recognition as projected contract revenue and costs may reasonably be estimated based on the Company's business practices, methods and historical experience. This method requires estimates of costs and profits over the entire term of the contract. Management regularly reviews underlying estimates of project profitability; revisions to estimates are reflected in the statement of earnings in the period in which the facts that give rise to the revision become known. Provisions for estimated losses, if any, are recognized in the period in which the loss is determined. Contract losses are measured as the amount by which the estimated costs of the contract exceed the estimated total revenue from the contract.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Occasionally, the Company sells software licenses. Revenue from the sale of software licenses is recognized when the product is delivered, no significant vendor obligations remain and the collection of the agreed-upon fee is probable. Where license agreements include multiple elements, revenue from sale of licenses is recognized on the same basis, provided the services do not include significant customization to the base product. In these cases, revenue is recognized over the period of delivery. Revenue from software maintenance and support agreements is recognized on a straight-line basis over the term of the related agreements.

Cash and cash equivalents

Cash and cash equivalents consist primarily of unrestricted cash and short-term investments having an initial maturity of three months or less.

Depreciation and amortization

Fixed assets are recorded at cost and are depreciated and amortized over their estimated useful lives, using principally the straight-line method. The annual depreciation and amortization periods by fixed asset category are as follows:

Buildings	10 to 40 years
Leasehold improvements	Term of lease plus first renewal option
Furniture and fixtures	3 to 10 years
Computer equipment	3 to 5 years
Software	1 to 5 years

Contract costs and other long-term assets

Contract costs and other long-term assets include principally contract costs, cost of software acquired and developed and software license costs.

Contract costs are incurred in the course of two to 10-year IT management contracts. These assets are recorded at cost and amortized using the straight-line method over the term of the respective contracts. Contract costs principally comprise the following:

a) Incentives granted to clients upon signature of long-term outsourcing contracts. Occasionally, incentives can be granted either in the form of cash payments, issuance of equity instruments, or rebates granted principally over a transition period as negotiated in the contract. In the case of an incentive in the form of an issuance of equity instruments, cost is measured at the estimated fair value of the equity instruments issued. For incentives in the form of rebates, cost is measured at the value of the financial commitment granted and a corresponding deferred credit is recorded. As services are provided to the customer, the deferred credit is reversed in the statement of earnings and recognized as revenue. Amortization of the incentives is presented as a reduction of revenue;

b) Estimated fair value of long-term outsourcing contracts and/or customer lists acquired through business acquisitions; the estimated fair value is determined as part of the purchase price allocation process in the context of business acquisitions; and,

c) Transition costs incurred during transition period on long-term outsourcing contracts.

Costs of software acquired and developed include software specifically designed or acquired to provide long-term outsourcing contracts to clients or groups of clients. Costs of software developed are capitalized only after technological feasibility is established. Software acquired and developed is recorded at cost and amortized on a straight-line basis over its estimated useful life.

Costs of software licenses include licenses acquired for purposes of certain long-term outsourcing contracts. Software licenses are recorded at cost and are amortized on a straight-line basis over their respective contract terms, estimated useful lives or based on consumption.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 2. Summary of significant accounting policies (cont'd)

Goodwill

Goodwill represents the excess of the purchase price over the fair values of the net assets of entities acquired at the respective dates of acquisition. On October 1, 2001, the Company adopted prospectively the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Sections 1581, *Business Combinations*, and 3062, *Goodwill and Other Intangible Assets*. Accordingly, the Company discontinued the amortization of goodwill as of October 1, 2001. Prior to October 1, 2001, goodwill was amortized on a straight-line basis over its expected useful life of 20 years. For business combinations occurring after June 30, 2001, the Company did not amortize the resulting goodwill, consistent with transition recommendations of Section 1581.

Goodwill is tested annually, or more frequently if impairment indicators arise, for impairment in relation to the fair value of each reporting unit to which goodwill applies and the value of other assets in that reporting unit. An impairment charge is recorded for any goodwill that is considered impaired.

During the second quarter ended March 31, 2002, the Company completed the transitional impairment test and concluded that no goodwill impairment charge needed to be recorded. The Company intends to perform its annual review of goodwill as of September 30 of each year. Based on the impairment test performed as of September 30, 2002, the Company concluded that no goodwill impairment charge was required.

Impairment of long-lived assets other than goodwill and intangible assets with indefinite lives

The Company evaluates the carrying value of its long-lived assets other than goodwill and intangible assets with indefinite lives on an ongoing basis. In order to determine whether an impairment exists, management considers the undiscounted cash flows estimated to be generated by those assets as well as other indicators. Any permanent impairment in the carrying value of assets is charged against earnings in the period an impairment is determined. The Company does not have intangible assets with indefinite lives.

Deferred credits

Deferred credits principally comprise the unused portion of rebates granted by the Company to customers under the terms of certain long-term outsourcing contracts (see "Contract costs and other long-term assets" described above).

Stock option plan

The Company has a stock option compensation plan, which is described in Note 7. No compensation expense is recognized for this plan when stock options are granted to employees and directors. Any consideration paid by employees and directors on exercise of stock options is credited to share capital.

On April 1, 2002, the Company early adopted the recommendations of CICA Handbook Section 3870, *Stock-Based Compensation and Other Stock-Based Payments*. This Section establishes standards for the recognition, measurement and disclosure of stock-based compensation made in exchange for goods and services and requires the use of the fair value method to account for awards to non-employees and direct awards of stock to employees and encourages, but does not require, the use of the fair value method to account for stock-based compensation costs arising from awards to employees. The Section also requires pro forma disclosures relating to net earnings and earnings per share figures as if the fair value method of accounting had been used. The Company has chosen not to use the fair value method to account for stock-based compensation costs arising from awards to employees. The pro forma disclosure is presented in Note 7.

Research

Research expenses are charged to earnings in the year they are incurred, net of related investment tax credits.

Income taxes

On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, *Income taxes*, which replaced the deferral method with the liability method of tax allocation. The Company applied the recommendations retroactively without restating prior years.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

The change had the following cumulative effect on the October 1, 1999 accounts:

	INCREASE	DECREASE
	$	$
Retained earnings		11,590
Goodwill		16,869
Current future income tax assets	9,060	
Long-term future income tax assets	4,722	
Current future income tax liabilities	15	
Long-term future income tax liabilities	8,488	

Translation of foreign currencies

Revenue and expenses denominated in foreign currencies are recorded at the rate of exchange prevailing at the transaction date. Assets and liabilities denominated in foreign currencies are translated at exchange rates prevailing at the balance sheet dates. Unrealized translation gains and losses are reflected in net earnings.

Self-sustaining subsidiaries and joint ventures whose economic activities are largely independent of the parent company are accounted for using the current-rate method. Under this method, assets and liabilities of subsidiaries denominated in a foreign currency are translated into Canadian dollars at exchange rates in effect at the balance sheet dates. Revenue and expenses are translated at average exchange rates prevailing during the period. Resulting unrealized gains or losses are accumulated and reported as foreign currency translation adjustments in shareholders' equity. As a result of differences in the translation of the financial statements of foreign subsidiaries and joint ventures, the foreign currency translation adjustment increased by $10,505,000 and $21,634,000 in 2002 and 2001, respectively. These increases resulted principally from translating US dollars denominated goodwill.

The accounts of foreign subsidiaries, which are financially or operationally dependent on the parent company, are accounted for using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Prior to October 1, 2001, the Company used the current-rate method to account for all its subsidiaries and joint ventures except for its Japanese, Australian, South American and United Kingdom ("UK") subsidiaries which were translated using the temporal method. On October 1, 2001, the Company reclassified, for foreign currency translation purposes, its subsidiary located in the UK from integrated to self-sustaining operations as a result of changes in its economic and operating facts and circumstances. During 2001, the UK subsidiary signed large contracts allowing it to generate cash flows independently. Prior to 2001, the UK subsidiary generated minimal local cash flows from operations. In addition, as a result of the acquisition of IMRglobal Corp. ("IMRglobal" or "IMR"), completed in July 2001 (see Note 9), CGI acquired a second subsidiary in the UK. This contributed to additional, more significant revenue streams for the UK operations. As a result of this reclassification, applied on a prospective basis, the foreign currency translation component of shareholders' equity increased by approximately $1,400,000.

Preparation of Consolidated Financial Statements

a) Amortization of incentives related to outsourcing contracts

During the year ended September 30, 2002, the Company modified the presentation of the amortization related to incentives granted on outsourcing contracts based on EITF 01-9, *Accounting for consideration given by a vendor to a customer,* by the Financial Accounting Standards Board's Emerging Issues Task Force ("EITF"). The amortization of incentives is now presented as a reduction of revenue as opposed to being shown as amortization of contract costs and other long-term assets. Furthermore, the Company also reclassified discounts granted on an existing outsourcing contract which was previously presented in the costs of services,

(tabular amounts only are in thousands of Canadian dollars except share data)

Note 2. Summary of significant accounting policies (cont'd)

selling and administrative expenses. For comparative purposes, revenue for the years ended September 30, 2001 and 2000 were reduced by $20,924,000 and $12,928,000 respectively, amortization of contract costs and other long-term assets were reduced by $10,274,000 and $3,478,000 respectively and costs of services, selling and administrative expenses were reduced by $10,650,000 and $9,450,000 respectively.

b) Foreign currency translation adjustment
During the quarter ended December 31, 2001, the Company revised the calculation of the foreign currency translation adjustment in order to use the current rate as opposed to the historical rate upon translation of the goodwill related to its self-sustaining foreign subsidiaries. This adjustment resulted in an increase of $21,197,000 of the foreign currency translation adjustment and goodwill as at September 30, 2001.

c) Accounts receivable and deferred revenue
During the year ended September 30, 2002, the Company's management changed the presentation related to accounts receivable and deferred revenue for the month-end advance billing on outsourcing contracts. Accordingly, accounts receivable and deferred revenue were both reduced by $34,511,000 as at September 30, 2001.

d) Goodwill and integration liability
During the quarter ended June 30, 2002, the Company reviewed its interpretation of the accounting treatment for integration costs accrued for in connection with business acquisitions; accordingly, the integration liability originally accrued for in 2001 in connection with the acquisition of IMR was reduced by $20,810,000. As a result, goodwill and future income tax assets recorded in connection with the acquisition also decreased by $17,027,000 and $3,783,000, respectively.

Note 3. Accounts receivable

	2002	2001
	$	$
Trade	**229,583**	223,158
Other (1)	**65,608**	62,998
	295,191	286,156

(1) Other accounts receivable include refundable tax credits on salaries, calculated at the rate of 25% on salaries paid in Quebec, to a maximum of $10,000 per year per eligible employee. This tax credit was increased during the year to 35% of salaries paid to a maximum of $12,500, retroactive to January 1, 2001. The Company became eligible to receive these tax credits starting May 11, 2000, upon its commitment to relocate to the E-Commerce Place. Other accounts receivable, as at September 30, 2002 and 2001, include refundable tax credits on salaries of approximately $38,446,000 and $32,513,000 respectively. Of these amounts, $43,184,000, $24,763,000 and $7,750,000 were recorded as a reduction of salary expense comprised in costs of services, selling and administrative expenses in the consolidated statements of earnings for 2002, 2001 and 2000, respectively. The amount credited to expenses for 2002 includes a retroactive adjustment of $4,414,000 for fiscal 2001 in order to reflect the increase in tax credit rate from 25% to 35%.

These refundable tax credits on salaries carry certain conditions. The Company must be defined as an eligible company meaning that it will relocate to the E-Commerce Place. In addition, the Company must, every year, obtain an eligibility certificate from the *ministère des Finances* confirming that the Company operates "eligible activities" in a proportion of at least 75% as well as an eligibility certificate for employees working for the Company during the year. Should the Company fail to relocate to the E-Commerce Place or fail to meet other significant obligations required under the current tax credits on salaries program, any tax credits received would have to be refunded to the Quebec government. Any refund made by the Company would be charged to earnings in the corresponding period. No future liability has been recorded related to any reimbursement clause as of September 30, 2002.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 4. Fixed assets

			2002
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
	$	$	$
Land	4,102	–	4,102
Buildings	24,724	761	23,963
Leasehold improvements	45,766	14,186	31,580
Furniture and fixtures	40,157	22,131	18,026
Computer equipment	120,854	94,986	25,868
Software	57,393	15,551	41,842
	292,996	147,615	145,381

			2001
	COST	ACCUMULATED DEPRECIATION AND AMORTIZATION	NET BOOK VALUE
	$	$	$
Land	4,191	–	4,191
Buildings	23,397	167	23,230
Leasehold improvements	30,572	6,033	24,539
Furniture and fixtures	30,411	12,884	17,527
Computer equipment	112,276	70,140	42,136
Software	24,496	12,728	11,768
	225,343	101,952	123,391

Fixed assets include assets acquired under capital leases totaling $9,434,000 ($11,368,000 in 2001), net of accumulated depreciation and amortization of $22,209,000 ($27,301,000 in 2001).

Note 5. Contract costs and other long-term assets

			2002
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Contract costs	379,985	56,091	323,894
Software acquired and developed	83,018	23,313	59,705
Software licenses and other	105,573	55,430	50,143
	568,576	134,834	433,742

			2001
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
	$	$	$
Contract costs	219,816	24,780	195,036
Software acquired and developed	49,380	10,409	38,971
Software licenses and other	76,081	37,685	38,396
	345,277	72,874	272,403

(tabular amounts only are in thousands of Canadian dollars except share data)

Note 5. Contract costs and other long-term assets (cont'd)

Contract costs and other long-term assets amortization expense comprises the following for the years ended September 30:

	2002	2001	2000
	$	$	$
Contract costs	**31,312**	12,943	6,539
Software acquired and developed	**12,911**	4,879	1,858
Software licenses and other	**18,560**	15,638	13,594
	62,783	33,460	21,991

Amortization expense of contract costs and other long-term assets is presented as follows in the consolidated statements of earnings for the years ended September 30 (see Note 2):

	2002	2001	2000
	$	$	$
Reduction of revenue	**23,559**	10,274	3,478
Amortization of contract costs and other long-term assets	**39,224**	23,186	18,513
	62,783	33,460	21,991

Note 6. Long-term debt

	2002	2001
	$	$
Unsecured revolving credit facility, repaid during the year (1)	–	25,000
Obligations under capital leases, bearing interest at various interest rates varying from 4.9% to 12.25% and repayable in blended monthly instalments maturing at various dates until 2006	**8,500**	14,901
Other secured and unsecured loans, repaid during the year	–	379
	8,500	40,280
Current portion	**4,172**	7,528
	4,328	32,752

(1) An amount of $225,000,000 is available under the terms of this unsecured revolving credit facility. In addition to this revolving credit facility, the Company also has available lines of credit totaling $27,971,000. Under both of these facilities, an amount totaling approximately $3,862,000 as at September 30, 2002, has been drawn to cover various letters of credit issued for contracts with major outsourcing and systems integration clients. The credit facility contains certain covenants which require the Company to maintain certain financial ratios.

Minimum capital lease payments are as follows:

	PAYMENT	INTEREST	PRINCIPAL
	$	$	$
2003	4,707	535	4,172
2004	3,709	234	3,475
2005	848	55	793
2006	73	13	60
2007	–	–	–
Total minimum capital lease payments	9,337	837	8,500

(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants

a) Capital stock

Authorized, an unlimited number without par value:

- First preferred shares, carrying one vote per share, ranking prior to second preferred shares, Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Second preferred shares, non-voting, ranking prior to Class A subordinate shares and Class B shares with respect to the payment of dividends;
- Class A subordinate shares, carrying one vote per share, participating equally with Class B shares with respect to the payment of dividends and convertible into Class B shares under certain conditions in the event of certain takeover bids on Class B shares;
- Class B shares, carrying 10 votes per share, participating equally with Class A subordinate shares with respect to the payment of dividends, convertible at any time at the option of the holder into Class A subordinate shares.

For 2002, 2001 and 2000, and after giving retroactive effect to the subdivision of the Company's shares that occurred on January 7, 2000, the Class A subordinate shares and the Class B shares changed as follows:

	CLASS A SUBORDINATE SHARES		CLASS B SHARES	
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$
Balance at September 30, 1999	233,887,974	423,616	34,773,652	148
Issued for cash	287,914	4,003	–	–
Issued as consideration for business acquisitions (Note 9)	5,626,369	57,112	–	–
Options exercised	953,410	5,914	72,874	1,014
Balance at September 30, 2000	240,755,667	490,645	34,846,526	1,162
Issued for cash	–	–	5,953,248	53,043
Issued as consideration for business acquisitions (Note 9)	85,835,178	651,010	–	–
Options exercised	441,872	2,236	–	–
Balance at September 30, 2001	327,032,717	1,143,891	40,799,774	54,205
Issued for cash (1)	11,110,000	124,988	–	–
Issued as consideration for business acquisitions (Note 9)	210,739	2,261	–	–
Options exercised	1,546,801	7,276	–	–
Balance at September 30, 2002	**339,900,257**	**1,278,416**	**40,799,774**	**54,205**

(1) On December 20, 2001, the Company issued 11,110,000 Class A subordinate shares to the public for cash proceeds of $124,988,000 before share issue costs of $3,800,000 (net of income tax recoveries of $1,700,000).

b) Stock options

Under a Stock option compensation plan for certain employees and directors of the Company and its subsidiaries, the Board of Directors may grant, at its discretion, options to purchase company stock to certain employees and directors of the Company and its subsidiaries. The exercise price is established by the Board of Directors but may not be lower than the average closing price for Class A shares over the five business days preceding the date of the grant. Options generally vest one to three years from the date of grant and must be exercised within a 10-year period, except in the event of retirement, termination of employment or death. Options for 35,749,234 Class A subordinate shares have been reserved for issuance under the Stock option plan.

Had compensation cost been determined using the fair value method at the day of grant for awards granted since October 1, 2001, under this Stock option plan, the Company's pro forma net earnings, basic and diluted earnings per share for the year ended September 30, 2002, would have been $131,669,000, $0.35 and $0.35, respectively. These pro forma amounts include a compensation cost based on a weighted-average grant date fair value of $4.27 per stock option for 1,096,101 stock options (net of cancellation) granted during the year ended September 30, 2002, as calculated using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.6%, dividend yield of 0.0%, expected volatility of 48.7% and expected life of five years. As permitted by CICA Handbook Section 3870, the pro forma disclosure omits the effect of awards granted before October 1, 2001.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants (cont'd)

In connection with a business acquisition completed in fiscal 2001 (see Note 9) where outstanding stock options of the acquiree became options to acquire CGI Class A subordinate shares, the Company recorded 3,357,962 vested options out of a total of 8,424,502 options outstanding as a purchase consideration of $16,519,000 representing the estimated fair value of the outstanding vested stock options of the acquiree at the date of acquisition.

c) Warrants

In connection with the signing of a strategic outsourcing contract and of a business acquisition (see Note 9), the Company granted warrants entitling the holders to subscribe to up to 5,118,210 Class A subordinate shares. The exercise prices were determined using the average closing price for Class A subordinate shares at a date and for a number of days around the respective transaction dates. The warrants vest upon signature of the contract, or date of business acquisition, and have an exercise period of five years. As at September 30, 2002 and 2001, there were 5,118,210 warrants issued and outstanding, 4,000,000 of which are exercisable at a price of $6.55 per share and expire April 30, 2006, and the remaining 1,118,210 are exercisable at a price of $8.78 per share expiring June 13, 2006. The fair values of the warrants, totaling $19,655,000, were estimated at their respective grant dates using the Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 4.9%, dividend yield of 0.0%, expected volatility of 57.7% and expected life of five years.

In addition to the warrants to purchase up to 5,118,210 Class A subordinate shares referred to above and issued in connection with the signing of a strategic outsourcing contract and of a business acquisition (the "Initial Warrants"), CGI issued to the Majority Shareholders and BCE warrants (the "Pre-emptive Rights Warrants") to subscribe in the aggregate up to 3,865,014 Class A subordinate shares and 697,044 Class B shares pursuant to their pre-emptive rights contained in the articles of incorporation of CGI, with substantially similar terms and conditions as those of the Initial Warrants. The Pre-emptive Rights Warrants may be exercised by BCE and the Majority Shareholders only to the extent that the holders of the Initial Warrants exercise such Initial Warrants.

Furthermore, subject to regulatory approval, the Company has undertaken in favor of a holder of Initial Warrants to purchase up to 4,000,000 Class A subordinate shares to issue promptly after April 30, 2006 (the "Expiration Date") replacing warrants (the "Extended Warrants") to purchase Class A subordinate shares equal to the number of Class A subordinate shares not purchased by such holder under terms of the Initial Warrants on the Expiration Date. The Extended Warrants will have substantially similar terms and conditions as those of the Initial Warrants, except for the exercise price which will be based upon the closing price of the Class A subordinate shares on the Toronto Stock Exchange ("TSX") on the date preceding the issuance of the Extended Warrants.

d) The following table presents the number of all shares, stock options and warrants outstanding as at September 30:

	2002	2001
Class A subordinate shares	339,900,257	327,032,717
Class B shares	40,799,774	40,799,774
Total capital stock	380,700,031	367,832,491
Number of stock options (Class A subordinate shares) – Accounted for	2,333,231	3,139,943
Number of stock options (Class A subordinate shares) – Not accounted for	18,481,589	21,083,909
Number of warrants (Class A subordinate shares) – Accounted for	5,118,210	5,118,210
Number of warrants (Class A subordinate shares and Class B shares) – Not accounted for	4,562,058	4,562,058
Number of shares reflecting the potential exercise of stock options and warrants	411,195,119	401,736,611

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

e) The following table presents information concerning stock options and warrants accounted for the years ended September 30:

| | 2002 | | | | 2001 | | | |
| | STOCK OPTIONS | | WARRANTS | | STOCK OPTIONS | | WARRANTS | |
	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE	NUMBER	CARRYING VALUE
		$		$		$		$
Balance, beginning of year	3,139,943	15,446	5,118,210	19,655	–	–	–	–
Granted as consideration for business acquisitions (Note 9)	–	–	–	–	3,357,962	16,519	5,118,210	19,655
Exercised	(107,318)	(528)	–	–	(218,019)	(1,073)	–	–
Forfeited and expired (1)	(699,394)	(3,441)	–	–	–	–	–	–
Balance, end of year	2,333,231	11,477	5,118,210	19,655	3,139,943	15,446	5,118,210	19,655

(1) During the year ended September 30, 2002, the Company cancelled options for an amount of $3,441,000 which has been reclassified to contributed surplus.

f) Additional information on stock options

The following table presents information concerning all outstanding stock options granted to certain employees and directors by the Company for the years ended September 30:

| | 2002 | | 2001 | | 2000 | |
	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE	NUMBER OF OPTIONS(1)	WEIGHTED AVERAGE EXERCISE PRICE PER SHARE
		$		$		$
Outstanding, beginning of year	24,223,852	10.69	6,413,181	11.46	4,996,414	8.23
Granted	1,206,925	8.91	10,643,930	8.89	2,565,594	15.93
Granted as consideration for business acquisition (Note 9)	–	–	8,424,502	12.27	–	–
Exercised	(1,546,801)	4.27	(441,872)	2.63	(1,026,284)	6.75
Forfeited and expired	(3,069,156)	12.55	(815,889)	13.90	(122,543)	13.21
Outstanding, end of year	20,814,820	10.79	24,223,852	10.69	6,413,181	11.46

(1) Include stock options that are accounted for as indicated in the table above.

The following table summarizes information about outstanding stock options granted to certain employees and directors of the Company at September 30, 2002:

| | OPTIONS OUTSTANDING | | | OPTIONS EXERCISABLE | |
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (YEARS)	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE EXERCISE PRICE
$			$		$
0.05 to 4.40	998,378	7	2.79	534,777	2.47
5.14 to 5.94	993,173	1	5.70	973,918	5.71
6.03 to 8.99	8,966,226	9	8.45	7,330,755	8.52
9.03 to 13.61	5,416,530	7	10.63	4,232,456	10.64
14.00 to 17.44	2,768,014	7	15.82	2,159,288	15.74
18.01 to 23.94	1,322,044	5	20.48	1,019,473	20.23
24.51 to 36.79	350,455	6	33.97	309,800	34.85
	20,814,820	7	10.79	16,560,467	10.86

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 7. Capital stock, stock options and warrants (cont'd)

g) Earnings per share

The following table sets forth the computation of basic and diluted earnings per share for the years ended September 30:

	2002			2001			2000		
	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE	NET EARNINGS (NUMERATOR)	NUMBER OF SHARES (DENOMINATOR)	EARNINGS PER SHARE
	$		$	$		$	$		$
Net earnings	135,799	377,349,472	0.36	62,789	299,500,350	0.21	55,666	270,442,354	0.21
Dilutive options	–	2,083,498	–	–	1,287,291	–	–	2,317,858	–
Dilutive warrants	–	2,137,885	–	–	319,545	–	–	–	–
Net earnings after assumed conversions	135,799	381,570,855	0.36	62,789	301,107,186	0.21	55,666	272,760,212	0.20

Note 8. Income taxes

As described in Note 2, the Company adopted the recommendations of CICA Handbook Section 3465, *Income Taxes*, effective October 1, 1999, as a cumulative adjustment to retained earnings. The income tax provision is as follows for the years ended September 30:

	2002	2001	2000
	$	$	$
Current	61,166	38,125	46,494
Future [1]	35,602	34,040	3,491
	96,768	72,165	49,985

(1) Includes $1,451,000 in 2001, and $1,277,000 in 2000, of future income taxes related to goodwill amortization.

The Company's effective income tax rate differs from the combined Canadian statutory tax rate for the following reasons for the years ended September 30:

	2002	2001	2000
	%	%	%
Combined federal and provincial tax rates	36.6	38.6	40.6
Non-deductible items	0.7	8.6	7.3
Valuation allowance relating to tax benefits on losses	4.4	7.8	–
Other	(0.1)	(2.0)	(1.1)
Effective income tax rate after goodwill amortization	41.6	53.0	46.8
Goodwill amortization	–	(8.5)	(6.3)
Effective income tax rate before goodwill amortization	41.6	44.5	40.5

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Future income taxes are as follows at September 30:

	2002	2001
	$	$
		(Restated)
Future income tax assets:		
Provision for integration costs	5,160	22,310
Tax benefits on losses carried forward	127,609	97,415
Accrued compensation	5,969	7,107
Allowance for doubtful accounts	1,421	3,507
Other	1,888	3,742
	142,047	134,081
Future income tax liabilities:		
Fixed assets, contract costs and other long-term assets	88,387	28,597
Work in progress	6,490	6,716
Goodwill	5,309	5,467
Refundable tax credits on salaries	13,832	8,997
Other	5,979	8,202
	119,997	57,979
Valuation allowance	100,819	93,820
Future income taxes, net	(78,769)	(17,718)
Future income taxes are classified as follows:		
Current future income tax assets	12,567	17,998
Long-term future income tax assets	28,661	29,002
Current future income tax liabilities	(26,301)	(21,013)
Long-term future income tax liabilities	(93,696)	(43,705)
Future income tax liabilities, net	(78,769)	(17,718)

Certain of the Company's subsidiaries have losses carried forward aggregating approximately $369,000,000, of which approximately $325,000,000 (US$206,000,000) originates from the Company's US subsidiaries, available to reduce future taxable income and expiring at various dates to 2022. The benefit of these losses has been reflected in the Consolidated Financial Statements to the extent that it was considered to be more likely than not that the related future income tax assets would be realized.

Foreign earnings of certain of CGI's subsidiaries would be taxed only upon their repatriation to Canada. The Company has not recognized a future tax liability for these retained earnings as management does not expect them to be repatriated. On remittance, certain countries impose withholding taxes that, subject to certain limitations, are then available for use as tax credits against a federal or provincial income tax liability, if any. Determination of the amount of unrecognized federal and provincial future income tax liability for these retained earnings or foreign tax withholding is not practicable because of the complexities associated with its hypothetical calculation.

Note 9. Investments in subsidiaries and joint ventures

For all business acquisitions, the Company began recording the results of operations of the acquired entities as of their respective effective acquisition dates.

During fiscal 2002, the Company completed five acquisitions of IT consulting firms for considerations ranging between $2,100,000 and $7,000,000, for an aggregate consideration of $24,988,000, including acquisition costs of approximately $503,000 and the issuance of 210,739 Class A subordinate shares at a price of $10.73 per share. The Company acquired all of the outstanding shares of the businesses, except in two cases where assets were acquired.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 9. Investments in subsidiaries and joint ventures (cont'd)

The acquisitions were accounted for using the purchase method and the total initial purchase price allocation is as follows:

	2002
	$
Non-cash working capital items	(2,686)
Future income taxes	933
Fixed assets	1,271
Contract costs and other long-term assets	2,166
Goodwill [1]	23,049
	24,733
Cash position at acquisition	255
Net assets acquired	24,988
Consideration	
Cash (including acquisition costs)	20,121
Balance of purchase price	2,606
Issuance of 210,739 Class A subordinate shares [2]	2,261
	24,988

(1) Includes $9,292,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $10,986,000 is included in the US and Asia Pacific segment and the remaining $12,063,000 is included in the Canada and Europe segment.

(2) The per share value of the shares issued as consideration for one of the business acquisitions was determined using the average closing share price on the TSX over a reasonable period before and after the date the terms of the business combination were agreed to and announced.

In May 2002, the Company acquired, for a cash consideration of $26,000,000, a 49% interest in a newly created joint venture, Innovapost Inc. ("Innovapost"). The Company also paid, through Innovapost, an incentive of $26,000,000 to Canada Post Corporation, its partner in the joint venture, for the signing of a 10-year outsourcing contract. The aggregate consideration paid of $52,000,000 was accounted for as contract costs and other long-term assets in accordance with its substance and will be amortized over the term of the contract.

During the year, the Company sold its Australian and Japanese operations for an aggregate cash consideration of $10,365,000 with no resulting gain.

As described below, during 2002, the Company finalized the purchase price allocation for both the IMR and the Desjardins acquisitions completed during 2001.

The schedule below reflects the payments made and the remaining balance of accrued acquisition and integration costs related to IMR.

	RESTATED BALANCE AS AT SEPTEMBER 30, 2001[1]	PAID DURING THE YEAR ENDED SEPTEMBER 30, 2002	BALANCE AS AT SEPTEMBER 30, 2002
	$	$	$
Professional fees	2,834	2,796	38
Consolidation and closure of facilities	12,446	4,745	7,701
Severance	11,700	10,468	1,232
Other	1,655	325	1,330
	28,635	18,334	10,301

(1) Restated as described in Note 2.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

During 2001, the Company made the following acquisitions:

C.U. Processing Inc. ("CUP")—On October 4, 2000, the Company acquired all the outstanding shares of CUP, a Detroit-based provider of information management systems primarily to US credit unions;

AGTI Consulting Services Inc. ("AGTI")—On November 27, 2000, the Company acquired 49% of all outstanding shares of AGTI, a Montreal-based IT consulting firm. The Company accounts for its 49% interest in AGTI using the proportionate consolidation method;

Star Data Systems Inc. ("Star Data")—On January 9, 2001, the Company acquired all the outstanding common shares of Star Data on the basis of 0.737 Class A subordinate shares of the Company for each Star Data common share; therefore, the Company issued 13,546,327 Class A subordinate shares at a price of $7.59 per share for a total consideration of $102,820,000 before acquisition costs of approximately $2,150,000. The price per share of $7.59 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition. Star Data is a Canadian-based provider of IT services and solutions to the financial services industry;

Assets and liabilities of Confédération des caisses populaires et d'économie Desjardins du Québec used in data and micro-computing of Mouvement des caisses Desjardins ("Desjardins") operations—On May 1, 2001, the Company acquired the assets, certain intellectual property rights and assumed certain liabilities of Desjardins which it used in data and micro-computing. In addition, approximately 450 Desjardins employees were transferred to the Company. The total consideration paid for this acquisition was $72,216,000, before acquisition costs of approximately $120,000, comprises cash of $57,945,000 and the issuance of 4,000,000 warrants at fair value in the amount of $14,271,000 (see Note 7). The warrants are presented as a component of shareholders' equity with a corresponding amount included in contract costs and other long-term assets, in accordance with their substance;

IMRglobal—On July 27, 2001, the Company merged with IMRglobal, a US-based leading global provider of end-to-end IT solutions, acquiring all the outstanding common stock of IMRglobal on the basis of 1.5974 Class A subordinate shares of the Company for each share of IMRglobal common stock; therefore, the Company issued 70,753,841 Class A subordinate shares at a price of $7.58 per share for a consideration of $536,314,000 before acquisition costs of approximately $17,347,000. The price per share of $7.58 was determined using the average trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the date that the terms of the business combination were agreed to and announced. In addition, each outstanding IMRglobal stock option as of that date became a 1.5974 stock option to acquire a Class A subordinate share of the Company; therefore, the Company effectively issued 8,424,502 stock options having a weighted-average exercise price per share of $12.27 and having a weighted-average fair value of $5.37 per option. Consistent with Canadian GAAP at the time, $16,519,000 representing the total fair value of 3,357,562 outstanding vested stock options having a weighted average fair value of $4.92 per option, was recorded as purchase consideration. The remaining $28,720,000 representing the total fair value of 5,066,940 outstanding unvested stock options having a weighted-average fair value of $5.67 per option was not recorded as purchase consideration (see Note 7).

The purchase price included integration and acquisition costs totaling $47,190,000 incurred by the Company for professional fees and costs to exit and consolidate certain IMR activities.

The components of the accrued costs included in the purchase price were as follows:

	RESTATED ACQUISITION AND INTEGRATION LIABILITIES[1]	RESTATED PAID AS AT SEPTEMBER 30, 2001[1]	RESTATED BALANCE REMAINING AS AT SEPTEMBER 30, 2001[1]
	$	$	$
Professional fees	17,347	14,513	2,834
Consolidation and closure of facilities	14,000	1,554	12,446
Severance	12,000	300	11,700
Other	3,843	2,188	1,655
	47,190	18,555	28,635

(1) Restated as described in Note 2.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 9. Investments in subsidiaries and joint ventures (cont'd)

At various dates throughout fiscal 2001, the Company completed the acquisition of all outstanding shares of six other companies, entered into two joint venture agreements and increased its interest in an equity investee for an aggregate consideration of $32,705,000. The sum of the purchase price allocations to the net assets acquired is presented in the "Other" column in the table below. A total of 1,535,010 Class A subordinate shares having a weighted-average value per share of $7.74 were issued in connection with these acquisitions. The per share value of the shares issued as consideration was determined using the average closing share price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the business combinations. In addition, the Company began using the proportionate consolidation method to account for its investment in the equity investee as of January 12, 2001.

These fiscal 2001 acquisitions were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	IMR[2]	STAR DATA	DESJARDINS[3]	AGTI	CUP	OTHER	TOTAL
	$	$	$	$	$	$	$
Non-cash working capital items	(45,695)	(18,391)	24,245	2,216	(12,061)	(471)	(50,157)
Fixed assets	42,095	21,211	3,612	448	3,296	2,135	72,797
Contract costs and other long-term assets	29,923	9,203	111,986	–	447	11	151,570
Future income taxes	1,102	15,716	(7,744)	10	4,228	1,139	14,451
Goodwill [1]	560,520	73,060	7,744	14,602	41,601	27,588	725,115
Long-term debt	(53,988)	(10,799)	–	–	(812)	(1,759)	(67,358)
Deferred credits and other long-term liabilities	(7,609)	–	(67,627)	–	–	–	(75,236)
	526,348	90,000	72,216	17,276	36,699	28,643	771,182
Cash position at acquisition	26,485	12,820	–	7,639	1,837	4,062	52,843
	552,833	102,820	72,216	24,915	38,536	32,705	824,025
Consideration							
Cash	–	–	57,945	24,915	38,536	19,561	140,957
Issuance of 85,835,178 Class A subordinate shares	536,314	102,820	–	–	–	11,876	651,010
Fair value of 3,357,562 vested stock options (Notes 2 and 7)	16,519	–	–	–	–	–	16,519
4,000,000 warrants at fair value (Note 7)	–	–	14,271	–	–	–	14,271
Equity value of investment at acquisition date	–	–	–	–	–	1,268	1,268
	552,833	102,820	72,216	24,915	38,536	32,705	824,025

(1) Includes $55,413,000 of goodwill deductible for tax purposes. Of the total goodwill amount, $534,415,000 is included in the US and Asia Pacific segment and the remaining $190,700,000 is included in the Canada and Europe segment.

(2) During 2002, the Company finalized the purchase price allocation of IMR; as a result, contract costs and other long-term assets were increased by $7,577,000 and non-cash working capital items, goodwill and future income taxes were decreased by $3,947,000, $978,000 and $2,652,000, respectively. Total acquisition and integration costs were also adjusted (decrease of $20,810,000) to reflect the Company's reviewed interpretation of the accounting treatment for integration liabilities to be incurred in connection with business acquisitions (see discussion above). These adjustments are all reflected in the table above.

(3) During the third fiscal quarter of 2002, the Company finalized the purchase price allocation resulting in decreases in goodwill, integration liabilities, and future income tax assets of $1,805,000, $2,864,000 and $1,059,000 respectively. These adjustments are all reflected in the above table.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

During 2001, the Company modified the initial purchase price allocation of APG Solutions & Technologies Inc. ("APG"), acquired in 2000, following the conclusion of pending arbitration at the acquisition date, which resulted in a reduction of the consideration paid and the corresponding value of net assets acquired of approximately $1,721,000.

During 2000, the Company made the following acquisitions:

MCM Technology Inc. ("MCM") — On October 26, 1999, the Company acquired all the outstanding shares of MCM, an information technology consulting firm serving clients mainly in the healthcare and telecommunications industries; therefore, the Company issued 462,062 Class A subordinate shares at a price of $13.90 per share for a total consideration of $6,425,000 before acquisition costs of approximately $100,000. The price per share of $13.90 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

APG — On September 1, 2000, the Company acquired all the outstanding shares of APG, an information technology consulting firm specializing in the implementation of enterprise resource planning solutions, system evolution, electronic commerce and knowledge management; therefore, the Company issued 5,164,307 Class A subordinate shares at a price of $9.81 per share for a total consideration of $50,687,000 before acquisition cost of approximately $1,300,000. The price per share of $9.81 was determined using the trading price on the TSX of the CGI Class A subordinate shares over a reasonable period before and after the closing date of the acquisition.

These fiscal 2000 acquisitions, including the fiscal 2001 modification relating to APG described above, were accounted for using the purchase method, as follows:

NET ASSETS ACQUIRED	MCM	APG	TOTAL
	$	$	$
Non-cash working capital items	(1,208)	(8,336)	(9,544)
Fixed assets	872	2,089	2,961
Contract costs and other long-term assets	–	64	64
Future income taxes	363	9,678	10,041
Goodwill	8,925	63,749	72,674
Long-term debt	(635)	(1,775)	(2,410)
	8,317	65,469	73,786
Cash position at acquisition	1,008	(7,162)	(6,154)
	9,325	58,307	67,632
Consideration			
Cash	2,900	7,620	10,520
Issuance of 5,626,369 Class A subordinate shares (Note 7)	6,425	50,687	57,112
	9,325	58,307	67,632

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 10. Joint ventures: supplementary information

The Company's proportionate share of its joint venture investees' operations included in the Consolidated Financial Statements is as follows:

	As at and for the years ended September 30	
	2002	2001
	$	$
Balance Sheets		
Current assets	34,252	18,370
Non-current assets	29,431	21,967
Current liabilities	15,547	4,275
Non-current liabilities	3,580	45
Statements of earnings		
Revenue	79,456	35,057
Expenses	77,226	34,339
Net earnings	2,230	718
Statements of cash flows		
Cash provided by (used for):		
Operating activities	10,552	1,572
Financing activities	3,868	–
Investing activities	(2,573)	(2,220)

Note 11. Supplementary cash flow information

i) Net change in non-cash working capital items is as follows for the years ended September 30:

	2002	2001	2000
	$	$	$
Accounts receivable	(617)	725	17,206
Income taxes	6,502	(559)	(13,647)
Work in progress	(17,673)	(12,277)	31,725
Prepaid expenses and other current assets	(1,361)	(556)	(5,486)
Accounts payable and accrued liabilities	(43,199)	2,073	(92,027)
Deferred revenue	10,611	4,872	3,475
	(45,737)	(5,722)	(58,754)

ii) Non-cash operating, investing and financing activities are as follows for the years ended September 30:

	2002	2001	2000
	$	$	$
Operating activities			
Deferred credits and other long-term liabilities	15,728	14,000	–
Future income taxes	12,347	3,029	–
	28,075	17,029	–
Investing activities			
Shares issued for business acquisitions	2,261	681,800	57,112
Purchase of assets under capital leases	–	–	2,882
Contract costs and other long-term assets	28,075	22,413	–
	30,336	704,213	59,994

(tabular amounts only are in thousands of Canadian dollars except share data)

ii) Non-cash operating, investing and financing activities are as follows for the years ended September 30 (cont'd):

	2002	2001	2000
	$	$	$
Financing activities			
Issuance of shares	**2,261**	651,010	57,112
Issuance of warrants and stock options	**–**	36,174	–
Increase in obligations under capital leases	**–**	–	2,882
	2,261	687,184	59,994

iii) Interest paid and income taxes paid are as follows for the years ended September 30:

	2002	2001	2000
	$	$	$
Interest paid	**2,172**	4,592	3,754
Income taxes paid	**51,923**	41,615	67,154

Note 12. Segmented information

Effective October 1, 2001, the Company changed its organizational structure. The Company has three strategic business units ("SBU") as follows: Canada and Europe, US and Asia Pacific, and Business Process Services ("BPS"). As of that date, the Company began to evaluate each SBU's performance under this structure and began reporting segmented information on that basis. Comparative segmented information has been restated to reflect the fiscal 2002 segmentation basis.

The Company evaluates each SBU's performance primarily based on its revenue, revenue less operating expenses as well as based on its net contribution (the latter being defined as earnings before interest, income taxes and amortization of goodwill) by its Management Committee that is chaired by the Chief Executive Officer.

The Canada and Europe segment and the US and Asia Pacific segment offer end-to-end IT services including management of IT and business functions, systems integration and consulting services. The BPS segment provides services in the management of business functions. These segments serve clients in the following sectors: financial services, telecommunications, manufacturing, retail and distribution, governments, utilities and services and healthcare. The corporate segment comprises management of cash and cash equivalents and general corporate activities such as strategy and market development, coordination of large projects and capital investment decisions. Costs which have not been allocated to the other segments are included in this segment as they represent common costs and general head office expenses; the allocation of these costs to the other segments would not assist in the evaluation of the respective segments' contribution.

						2002
	CANADA AND EUROPE	US AND ASIA PACIFIC	BPS	CORPORATE	INTERSEGMENT ELIMINATION	TOTAL
	$	$	$	$	$	$
Revenue (1)	**1,823,995**	**309,683**	**93,461**	**–**	**(57,526)**	**2,169,613**
Operating expenses	**1,481,129**	**303,530**	**71,927**	**61,403**	**(57,526)**	**1,860,463**
Earnings before the undernoted:	**342,866**	**6,153**	**21,534**	**(61,403)**	**–**	**309,150**
Depreciation and amortization	**59,457**	**10,937**	**4,239**	**2,372**	**–**	**77,005**
Earnings before interest and income taxes	**283,409**	**(4,784)**	**17,295**	**(63,775)**	**–**	**232,145**
Total assets	**1,363,889**	**645,224**	**118,142**	**173,637**	**–**	**2,300,892**

(1) Revenue of approximately $50,833,000 and $30,199,000 generated from clients located in the United States were presented under the Canada and Europe segment for the years 2002 and 2001 respectively.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 12. Segmented information (cont'd)

	CANADA AND EUROPE	US AND ASIA PACIFIC	BPS	CORPORATE	INTERSEGMENT ELIMINATION	2001 TOTAL
	$	$	$	$	$	$
Revenue	1,345,538	178,566	74,735	–	(38,448)	1,560,391
Operating expenses	1,092,343	195,076	57,669	34,405	(38,448)	1,341,045
Earnings before the undernoted:	253,195	(16,510)	17,066	(34,405)	–	219,346
Depreciation and amortization	49,517	2,126	2,873	1,206	–	55,722
Earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill	203,678	(18,636)	14,193	(35,611)	–	163,624
Total assets [1]	1,222,107	643,475	96,871	66,216	–	2,028,669

	CANADA AND EUROPE	US AND ASIA PACIFIC	BPS	CORPORATE	INTERSEGMENT ELIMINATION	2000 TOTAL
	$	$	$	$	$	$
Revenue	1,275,471	158,449	75,840	–	(86,680)	1,423,080
Operating expenses	1,085,071	164,204	57,534	34,732	(86,680)	1,254,861
Earnings before the undernoted:	190,400	(5,755)	18,306	(34,732)	–	168,219
Depreciation and amortization	37,671	2,793	3,136	1,300	–	44,900
Earnings before interest, income taxes, entity subject to significant influence and amortization of goodwill	152,729	(8,548)	15,170	(36,032)	–	123,319
Total assets	677,952	141,698	80,643	28,262	–	928,555

Revenue by service line:

	2002	2001	2000
	$	$	$
Management of IT and business functions (outsourcing)	1,562,121	1,070,183	878,798
Systems integration and consulting	607,492	490,208	544,282
Total	2,169,613	1,560,391	1,423,080

The Canada and Europe segment comprises revenue from contracts with a shareholder, its subsidiaries and its affiliated companies (see Note 13).

	FIXED ASSETS		CONTRACT COSTS AND OTHER LONG-TERM ASSETS		GOODWILL	
	2002	2001	2002	2001	2002	2001[1]
	$	$	$	$	$	$
Canada and Europe	59,727	63,132	367,712	233,597	579,369	582,788
US and Asia Pacific	42,112	43,632	25,005	27,263	507,406	490,805
BPS	16,912	8,923	10,461	9,324	47,077	45,370
Corporate	26,630	7,704	30,564	2,219	–	–
	145,381	123,391	433,742	272,403	1,133,852	1,118,963

(1) Restated as described in Note 2.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 13. Related party transactions

In the normal course of business, the Company is party to contracts with certain of BCE Inc.'s ("BCE," a shareholder) subsidiaries and affiliated companies, pursuant to which the Company is its preferred IT supplier. BCE exercises significant influence over the Company's operating, financing and investing activities through its 31.53% (32.63% in 2001) ownership interest in CGI and through the significant business volume originating from BCE together with its subsidiaries and affiliates. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2002	2001	2000
	$	$	$
Revenue	502,645	437,591	560,077
Purchase of services	82,978	78,495	114,062
Accounts receivable	18,756	37,549	53,235
Accounts payable	7,850	4,828	12,645
Work in progress	126	16,389	12,072
Deferred revenue	853	24,010	11,998
Contract costs and other long-term assets	26,257	22,750	25,711

In the normal course of business, the Company is also party to contracts with Innovapost, a joint venture, pursuant to which the Company is its preferred IT supplier. CGI exercises significant influence over the Innovapost's operating, financing and investing activities through its 49% ownership interest. Transactions and resulting balances, which were measured at exchange amounts, are presented below:

	2002
	$
Revenue	8,778
Accounts receivable	8,721
Work in progress	3,606
Contract costs and other long-term assets	23,747
Deferred credits	10,624

Note 14. Commitments and contingencies

At September 30, 2002, the Company is committed under the terms of operating leases with various expiration dates, primarily for rental of premises and computer equipment used in outsourcing contracts, in the aggregate amount of approximately $835,977,000. Minimum lease payments due in each of the next five years are as follows:

	$
2003	104,742
2004	96,225
2005	78,670
2006	61,644
2007	49,230

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 14. Commitments and contingencies (cont'd)

The Company concluded six long-term service agreements representing a total commitment of $57,110,000. Minimum payments under these agreements due in each of the next five years are as follows:

	$
2003	29,713
2004	14,515
2005	8,068
2006	4,245
2007	569

Note 15. Financial instruments

Risk management
The Company periodically uses various derivative instruments to manage its foreign currency position. The derivative instruments entered into by CGI comprise principally forward contracts. The Company does not hold or issue financial instruments for trading purposes.

Fair value
At September 30, 2002 and 2001, the estimated fair values of cash and cash equivalents, accounts receivable, work in progress and accounts payable and accrued liabilities approximate their respective carrying values.

The estimated fair values of long-term debt and obligations under capital leases are not significantly different from their respective carrying values at September 30, 2002 and 2001.

Credit risk
Credit risk concentration with respect to trade receivables is limited due to the Company's large client base. Furthermore, as described in Note 13, the Company generates a significant portion of its revenue from a shareholder's subsidiaries and affiliates. Management does not believe that the Company is subject to any significant credit risk.

Currency risk
The Company operates internationally and is exposed to market risks from changes in foreign currency rates. As at September 30, 2002 and 2001, there were no outstanding forward contracts. Realized and unrealized foreign exchange gains and losses in relation to forward contracts for each of the years in the three-year period ended September 30, 2002, were not significant.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP

The material differences between Canadian and US GAAP affecting the Company's Consolidated Financial Statements are detailed as follows:

Reconciliation of net earnings:

	2002	2001	2000
	$	$	$
Net earnings – Canadian GAAP	135,799	62,789	55,666
Adjustments for:			
Capitalized software costs (i)	(2,771)	–	–
Warrants (ii)	910	(11,605)	–
Unearned compensation (iii)	(1,450)	(150)	–
Integration costs (iv)	–	(4,842)	(1,764)
Goodwill (v)	–	(500)	(500)
Foreign currency translation (vi)	–	523	462
Net earnings – US GAAP	132,488	46,215	53,864
Basic and diluted EPS – US GAAP	0.35	0.15	0.20

Reconciliation of shareholders' equity:

	2002	2001	2000
	$	$	$
		(Restated, Note 2)	
Shareholders' equity – Canadian GAAP	1,779,615	1,503,114	677,301
Adjustments for:			
Capitalized software costs (i)	(2,771)	–	–
Warrants (ii)	(10,695)	(11,605)	–
Unearned compensation (iii)	(3,694)	(3,694)	–
Integration costs (iv)	(6,606)	(6,606)	(1,764)
Goodwill (v)	28,078	27,578	(642)
Foreign currency translation (vi)	581	581	1,659
Adjustment for change in accounting policy (vii)	9,134	9,134	9,134
Shareholders' equity – US GAAP	1,793,642	1,518,502	685,688

(i) Capitalized software costs
Under Canadian GAAP, certain overhead costs were capitalized. Under US GAAP, these overhead costs are expensed as incurred. The adjustment represents the charge to consolidated net earnings, net of amortization already recorded for Canadian GAAP purposes and net of income taxes.

(ii) Warrants
Under Canadian GAAP, the fair value of warrants issued in connection with long-term outsourcing contracts is recorded as contract costs and amortized on a straight-line basis over the initial contract term. Under US GAAP, the fair value of equity instruments issued was subtracted from the initial proceeds received in determining revenue. The 2001 adjustment represents the subtraction to revenue, net of contract costs amortization recorded for Canadian GAAP purposes and net of income taxes. The 2002 adjustment reflects the reversal of contract cost amortization, net of income taxes, which is included as a reduction to Canadian GAAP consolidated net earnings.

notes to the consolidated financial statements
Years ended September 30, 2002, 2001 and 2000
(tabular amounts only are in thousands of Canadian dollars except share data)

Note 16. Reconciliation of results reported in accordance with Canadian GAAP to US GAAP (cont'd)

(iii) Unearned compensation
Under Canadian GAAP, unvested stock options granted as a result of a business combination are not recorded. The adjustment reflects the intrinsic value of unvested stock options (see (v) below) that would have been recorded as a separate component of shareholders' equity for US GAAP purposes, relating to the IMR acquisition described in Note 9. This unearned compensation is amortized over approximately three years, being the estimated remaining future vesting (service) period.

(iv) Integration costs
Under Canadian GAAP, prior to January 1, 2001, certain restructuring costs relating to the purchaser may be recognized in the purchase price allocation when accounting for business combinations, subject to certain conditions. Under US GAAP, only costs relating directly to the acquired business may be considered in the purchase price allocation. The adjustment represents the charge to consolidated net earnings, net of goodwill amortization in 2001 and 2000, recorded for Canadian GAAP purposes and net of income taxes.

(v) Goodwill
As described in (vii) below, goodwill recorded by the Company would be greater for US GAAP purposes than for Canadian GAAP purposes. The 2001 and 2000 adjustments reflect the additional goodwill amortization expense for US GAAP purposes. Consistent with both Canadian and US GAAP, the Company discontinued the amortization of goodwill effective October 1, 2001.

The goodwill adjustment to shareholders' equity results principally from the difference in the value assigned to stock options issued to IMR employees. Under Canadian GAAP, the fair value of outstanding vested stock options is recorded as part of the purchase allocation (see Notes 2 and 7), whereas under US GAAP, the fair value of both vested and unvested outstanding stock options granted as a result of the business acquisition is recorded. See (iii) above for a further discussion relating to this item.

During the year ended September 30, 2002, the Company revised the calculation of the goodwill component adjustment under US GAAP. As a result, the goodwill component adjustment to Canadian shareholders' equity increased to $28,078,000 as at September 30, 2002, from $27,578,000 as at September 30, 2001.

(vi) Foreign currency translation
Under Canadian GAAP, the financial statements of the Company's foreign subsidiaries, which are considered integrated operations, have been translated using the temporal method. Under this method, monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet dates and non-monetary assets and liabilities are translated at historical exchange rates. Revenue and expenses are translated at average rates for the period. Translation exchange gains or losses of such subsidiaries are reflected in net earnings.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 52, *Foreign Currency Translation*, requires companies to translate functional-currency financial statements into reporting currency using the current exchange rate method whereby the rates in effect on the balance sheet dates for assets and liabilities and the weighted average rate for statement of earnings elements are used. Any translation adjustments, resulting from the process of translating the financial statements of foreign subsidiaries into Canadian dollars, are excluded from the determination of net earnings and are reported as a separate component in shareholders' equity.

(vii) Income taxes and adjustment for change in accounting policy
On October 1, 1999, the Company adopted the recommendations of CICA Handbook Section 3465, *Income taxes* (see Note 2). The recommendations of Section 3465 are similar to the provisions of SFAS No. 109, *Accounting for Income Taxes*, issued by the Financial Accounting Standards Board ("FASB"). Upon the implementation of Section 3465, the Company recorded an adjustment to reflect the difference between the assigned value and the tax basis of assets acquired in a purchase business combination, which resulted in future income tax liabilities; the Company recorded this amount through a reduction of retained earnings as part of the cumulative adjustment. Under US GAAP, this amount would have been reflected as additional goodwill.

Prior to the issuance of Section 3465, under Canadian GAAP, accounting for income taxes was similar to the provisions of the US Accounting Principles Board No. 11. Under US GAAP, the Company would have followed the provisions of SFAS No. 109.

(tabular amounts only are in thousands of Canadian dollars except share data)

(viii) Comprehensive income

Cumulative other comprehensive income is comprised solely of foreign currency translation adjustments which result from the process of translating the financial statements of foreign subsidiaries (see (vi) above). As at September 30, 2002, 2001 and 2000, cumulative other comprehensive income amounts to $34,266,000, $24,526,000 and $2,889,000, respectively.

The following table represents comprehensive income in accordance with SFAS No. 130, *Reporting Comprehensive Income*:

	2002	2001[1]	2000
	$	$ (Restated)	$
Net earnings – US GAAP	**134,094**	46,215	53,864
Other comprehensive income:			
Foreign currency translation adjustment, net of income taxes	**10,505**	22,034	1,762
Comprehensive income	**144,599**	68,249	55,626

(1) Restated as described in Note 2.

(ix) Proportionate consolidation

The proportionate consolidation method is used to account for interests in joint ventures. Under US GAAP, entities in which the Company owns a majority of the share capital would be fully consolidated and those which are less than majority-owned but over which the Company exercises significant influence, would be accounted for using the equity method. This would result in reclassifications in the consolidated balance sheets and statements of earnings as at September 30, 2002 and 2001, and for each of the years in the three-year period ended September 30, 2002. However, the differences in the case of majority-owned joint ventures were not considered material and have consequently not been presented (see Note 10). In accordance with practices prescribed by the U.S. Securities and Exchange Commission, the Company has elected, for the purpose of this reconciliation, to account for interests in joint ventures using the proportionate consolidation method.

(x) Earnings before amortization of goodwill

In Canada, the Accounting Standards Board approved an addendum to CICA Handbook Section 1580, *Business Combinations*, subsequently superceded by Section 1581, *Business Combinations*, that permitted goodwill amortization expense to be presented net-of-tax on a separate line in the consolidated statements of earnings. This presentation was not permitted under US GAAP. Under US GAAP, for the years ended September 30, 2001 and 2000, $29,086,000 and $19,653,000 (as adjusted for US GAAP purposes) of amortization of goodwill would have been included in operating expenses, respectively.

(xi) Depreciation and amortization

Under US GAAP, depreciation and amortization amounts would be included in operating expenses.

(xii) Consolidated statements of cash flows

The Company's consolidated statements of cash flows for each of the years in the three-year period ended September 30, 2002, were prepared in accordance with CICA Handbook Section 1540, *Cash Flow Statements*, the provisions of which are substantially similar to those of SFAS No. 95, *Statement of Cash Flows*.

Serge Godin
Chairman and
Chief Executive Officer
CGI Group Inc.

William D. Anderson[2]
President
BCE Ventures Inc.

Claude Boivin[1]
Director of Companies

Jean Brassard
Vice-Chairman
CGI Group Inc. and
Director of Companies

Claude Chamberland[2]
Director of Companies

Robert Chevrier*
Director of Companies

Paule Doré
Executive Vice-President
and Chief Corporate
Officer and Secretary
CGI Group Inc.

André Imbeau
Executive Vice-President
and Chief Financial
Officer and Treasurer
CGI Group Inc.

David L. Johnston[2]
President and Vice-Chancellor
University of Waterloo

Eileen A. Mercier[1]
President
Finvoy Management Inc.

C. W. M. (Wes) Scott
Director of Companies

Gerald T. (Terry) Squire*
Director of Companies

Robert Tessier*
President and
Chief Executive Officer
Gaz Métropolitain, inc.

Siim A. Vanaselja
Chief Financial Officer
BCE Inc.

* Proposed for the first time for election as Director of CGI Group Inc.
1 Member of the Audit Committee
2 Member of the Human Resources and Corporate Governance Committee

CGI fully intends to remain a leader in maintaining best practices associated with corporate governance. The Company already complies with all of the Toronto Stock Exchange corporate governance guidelines (the "TSX Guidelines") and is ahead of most companies listed on the New York Stock Exchange ("NYSE") in complying with almost all of its currently proposed corporate governance standards (the "NYSE Standard").

The NYSE Standards, if adopted, will not apply to CGI because it is a Quebec corporation. However, the only material differences for CGI between the TSX Guidelines and the NYSE Standards are as follows:

— under the TSX Guidelines, the Human Resources and Corporate Governance Committee must be composed entirely of outside directors, a majority of whom are unrelated directors, while, under the NYSE Standards, it must be composed entirely of independent directors. One member of CGI's Human Resources and Corporate Governance Committee is not independent;

— under the TSX Guidelines, there is no requirement for an internal audit function, which is required under the NYSE Standards. Nevertheless, CGI currently has internal review processes and controls which are equivalent to an internal audit function.

The Chief Executive Officer of CGI will provide to the NYSE annual certification regarding compliance by the Company with the NYSE Standards. The Chief Executive Officer and the Chief Financial Officer will also file with the U.S. Securities and Exchange Commission the required certification regarding the Company's public disclosure.

Serge Godin
Chairman and
Chief Executive Officer

Paule Doré
Executive Vice-President
and Chief Corporate Officer

André Imbeau
Executive Vice-President
and Chief Financial Officer

André Nadeau
Executive Vice-President
and Chief Strategy Officer

Michael Roach
President and
Chief Operating Officer

Daniel Rocheleau
Executive Vice-President
and Chief Business
Engineering Officer

Luc Pinard
President
European Operations

Joseph I. Saliba
President, US and
Asia Pacific, and
Business Process Services

Hicham Adra
Senior Vice-President
Ottawa

David Anderson
Senior Vice-President
and Corporate Controller

George Arsenault
Senior Vice-President
Healthcare and Government
Management Services, US

Santosh Bhargava
Senior Vice-President
India

Paul Biron
Senior Vice-President
and General Manager
Services to BCE

André Bourque
Senior Vice-President
and Chief Legal Officer

Terry Broom
Senior Vice-President
Atlanta

John G. Campbell
Senior Vice-President
Business Development
Services to BCE

Renaud Caron
Senior Vice-President
Business Engineering

Gavin Chapman
Senior Vice-President
United Kingdom

Jay Clark
Senior Vice-President
Western US

Daniel Crépeau
Senior Vice-President
Business Engineering
Delivery Support

Robert Desmarais
Senior Vice-President
Business Engineering

Michael Feldstein
Senior Vice-President
IS/IT Services
Services to BCE

Michael Filak
Senior Vice-President
Business Engineering
US Market

Jacques Giguère
Senior Vice-President
Business Engineering

Gilles Godbout
Senior Vice-President
Services to Financial Cooperatives

Bertrand Hamon
Senior Vice-President
France

Nader Hanna
Senior Vice-President
Mergers and Acquisitions

Terry Johnson
Senior Vice-President
Western Canada

Reid Kilburn
Senior Vice-President
Business Engineering

Al MacDonald
Senior Vice-President
Atlantic Canada

Eva Maglis
Senior Vice-President
Integrated Technology Management
Greater Montreal Area

Claude Marcoux
Senior Vice-President
Quebec City

Ross Marsden
Senior Vice-President
Business Engineering

Paul Raymond
Senior Vice-President
Boston

Gerry Rivers
Senior Vice-President
Integrated Technology Management
Greater Toronto Area

Jacques Roy
Senior Vice-President
Finance and Treasury

Mark Stuart
Senior Vice-President
Operations Integration

Pierre Turcotte
Senior Vice-President
Greater Montreal Area

Pierre Vinet
Senior Vice-President
Leadership Program

Len Watson
Senior Vice-President
Systems Integration
and Consulting
Greater Toronto Area

Global Headquarters
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec H3A 2M8
Canada
Tel.: (514) 841-3200
Fax: (514) 841-3299

Canadian Operations
4 King Street West
Suite 1900
Toronto, Ontario M5H 1B6
Canada
Tel.: (416) 862-0430
Fax: (416) 862-2321

Burnaby, BC
Calgary, AB
Edmonton, AB
Fredericton, NB
Halifax, NS
Montreal, QC
Ottawa, ON
Quebec City, QC
Regina, SK
Saguenay, QC
Saint John, NB
Toronto, ON
Vancouver, BC
Winnipeg, MB

US Operations and Business Process Services
600 Federal Street
Andover, MA 01810
USA
Tel.: (978) 946-3000
Fax: (978) 682-5500

Albany, NY
Andover, MA
Atlanta, GA
Canton, MA
Chicago, IL
Cincinnati, OH
Clearwater, FL
Cleveland, OH
Dallas, TX
Detroit, MI
Houston, TX
Howell, NJ
Kansas City, KS
Minneapolis, MN
Nashville, TN
Oklahoma City, OK
Phoenix, AR
Pittsburg, PA
Sacramento, CA
San Jose, CA
Seattle, WA

European Operations
Broadlands House
Primett Road
Stevenage, Herts SG1 3EE
England
Tel.: 44 (0) 143 831 7966
Fax: 44 (0) 143 831 4368

ENGLAND
Basingstoke
Bristol
Stevenage

FRANCE
Nîmes
Paris

ITALY
Milan

LUXEMBOURG

BELGIUM
Brussels

Indian Operations
Bangalore
Mumbai

Listing
The Toronto Stock Exchange, April 1992: GIB.A
New York Stock Exchange, October 1998: GIB

Number of shares outstanding as at September 30, 2002:
339,900,257 Class A subordinate shares
40,799,774 Class B shares
High/low of share price from October 1, 2001 to September 30, 2002:
TSX (CDN$): 12.89 / 4.95
NYSE (US$) 8.12 / 3.20

Auditors
Samson Bélair/Deloitte & Touche

Transfer Agent
Computershare Trust Company of Canada

Investor Relations
For further information about the Company, additional copies of this report or other financial information, contact:
Investor Relations
CGI Group Inc.
1130 Sherbrooke Street West
5th Floor
Montreal, Quebec H3A 2M8
Canada
Tel.: (514) 841-3200

You may also contact us by sending an e-mail to ir@cgi.com or by visiting the Investor Relations section on the Company's Web site at www.cgi.com.

Annual General Meeting of Shareholders
Thursday, January 30, 2003
at 9:30 a.m.
The Hilton Montreal Bonaventure
Salle de bal
1 Place Bonaventure
Montreal, Quebec

CGI presents a live Webcast of its Annual Meeting of Shareholders via Internet at www.cgi.com. Complete instructions on viewing the Webcast will be available on CGI's Web site. To vote over the Internet, please refer to the instructions provided in the CGI 2002 Information Circular.

This annual report is also on the Internet at the following address: www.cgi.com.

Le rapport annuel 2002 de CGI est aussi publié en français.

Design: www.nolin.ca Printed in Canada

For a list of CGI offices worldwide, please visit our Website at: www.cgi.com



CGI

www.cgi.com